04046509

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Palfinger AG**

***CURRENT ADDRESS** Franz-Wolfram-Scherer-Straße 24-28
A-5101 Bergheim/ Salzburg
Austria

****FORMER NAME** ______________________

****NEW ADDRESS** ______________________

FILE NO. 82- 34843 **FISCAL YEAR** ______________

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

PROCESSED
DEC 08 2004
FINANCIAL

OICF / BY: Min

DATE: 12/7/04

Tab 2

PALFINGER AG

Annual General Meeting
of Palfinger AG, Salzburg
on 16 April 2003 at 11:00 A.M.
at the Renaissance Hotel, A - 5020 Salzburg, AUSTRIA, Fanny-von-Lehnert-Strasse 7,
Saal Salzburg

Agenda

1. Presentation of the financial statements at 31 December 2002 and the management report as well as the consolidated financial statements at 31 December 2002 including the consolidated management report and the recommendation of the Management Board for profit distribution with report of the supervisory board according to § 96 of the Austrian Stock Corporation Act (AktG) for the 2002 fiscal year.

2. Resolution on the allocation of balance sheet profit as at 31 December 2002.

3. Resolution on the discharge of members of the Management Board for the 2002 fiscal year.

4. Resolution on the discharge of members of the Supervisory Board for the 2002 fiscal year.

5. Resolution on the election of auditors of the annual financial statements and of the consolidated financial statements for the 2003 fiscal year.

6. Setting an age limit for the appointment to become a management board member as well as supplementing the articles of association to include the following point 7.2.:

   7.2. An individual may only be appointed to the Managing Board if he or she is not 65 years old (or older) at the time of her or his appointment.

7. Setting an age limit for the appointment to become a member of the su pervisory board as well as supplementing the articles of association to include the following point 11.3.:

   11.3. Individuals who are 70 years (or older) at the time of the election to the Supervisory Board must not be elected and disqualify for membership in the Supervisory Board.

8. Resolution on a stock option program and the authorization to issue 12,000 stock options to Eduard Schreiner, Member of the Management Board according to this stock option program. The corresponding report was published in the official gazette (Amtsblatt zur Wiener Zeitung) as of today according to § 159 section 2 Z 3 Austrian Stock Corporation Act (AktG).

Report on the First Quarter of 2003

PALFINGER



PALGATE
PALGATE
PALFINGER PALGATE
PALFINGER PALGATE

Financial highlights of PALFINGER AG (in accordance with IAS)

EUR'000	Q1 2003	Q1 2002	Q1 2001	Q1 2000
Income statement				
Revenue	79,966	78,446	86,815	73,452
EBITDA	10,049	9,906	14,494	12,646
EBITDA margin	12.6%	12.6%	16.7%	17.2%
Profit from operations (EBIT)	7,201	7,077	11,808	10,496
EBIT margin	9.0%	9.0%	13.6%	14.3%
Profit before tax	6,511	6,355	10,682	9,302
Consolidated net profit for the period	4,188	3,983	7,006	6,084
Balance sheet				
Total assets	275,376	298,423	291,001	241,136
Non-current assets	118,085	134,639	106,699	91,250
Liabilities	148,743	174,100	202,849	172,930
Gearing	39.4%	55.5%	68.8%	86.6%
Capital and reserves	125,736	123,916	87,933	68,778
Equity ratio	45.7%	41.5%	30.2%	28.5%
Issued capital	18,568	18,414	16,740	16,740
Cash flow and investment				
Cash flows from operating activities	5,791	8,234	2,858	12,614
Free cash flow	4,122	3,780	(2,203)	9,418
Investment in property, plant and equipment	2,725	4,154	5,286	3,192
Depreciation and amortization	2,848	2,829	2,686	2,150
Payroll				
Average payroll for the period[1]	2,269	2,279	1,790	1,656
Value				
Net working capital	81,910	86,013	66,366	58,211
Capital employed (at balance sheet date)	165,194	180,978	138,011	116,027

1 Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time employees.

Quarterly report for the period ended 31 March 2003

Economic background

The economic environment in the first quarter of 2003 was affected above all by uncertainty relating to the war in Iraq. Conditions in Germany remained unchanged and economic instability, increased by the effects of the war, could be felt in the USA. Growth expectations were reduced again in March. Economic conditions will likely improve during the course of the year, though relatively little by the way of dynamics is expected, even in comparison to the first half of 2002.

Group performance

The first quarter of 2003 showed a significant improvement compared with the earnings weakness seen in the second half of 2002, which was particularly affected by external and internal one-time effects. Revenue was at EUR 80.0 million (m), up 1.9 percent compared with the corresponding figure from the year before of EUR 78.4m. EBIT was at EUR 7.2m from EUR 7.1m in the first quarter of 2002. The EBIT margin was unchanged at 9.0 percent of revenue and illustrates Palfinger's continued better market positioning compared to its direct competitors.


Revenue (EURm)
Q1 01
Q1 02
Q1 03
0
90


EBIT (EURm)
Q1 01
Q1 02
Q1 03
0
15

For the most part Group developments can be attributed to four factors in the first quarter of 2003:

1. The completion of the RAP project in the fourth quarter of 2002 raised demand for Palfinger cranes and increased average factory utilization.

2. Epsilon was yet again able to produce to strong earnings growth.

3. Productivity was increased at Guima in comparison with the fourth quarter of 2002, though it still remains unsatisfactory.

4. The Iraq War and the harshest winter in North America for decades affected earnings at the North American distribution unit.

In the past few months, there have been further favorable trends in order intake for truck-mounted cranes, which have also affected production utilization positively. This can be traced back to the completion of reductions in worldwide inventories that were part of the RAP, among other things. The implementation of the RAP – the Rapid Process project has enabled a cut in delivery times of up to 70 percent through process optimization – resulted in a sharp decrease in production utilization through a decline in global inventories in 2002.

Palfinger began assembling cranes in North America at the existing Niagara Falls plant in Canada at the start of 2003. This development, together with financing and hedging measures, has reduced the influence of the US dollar exchange rate, which had a negative effect on earnings of about EUR 2.8m in 2002.

Palfinger initiated a productivity program at its Guima subsidiary, which makes hook loading systems, at the end of 2002. Production could not keep pace with volumes because of difficulties with switching to new equipment standards. The measures were already effective in the first quarter of 2003 and should result in a continual improvement in earnings.

Profit before tax rose by 2.5 percent to EUR 6.5m compared with the first quarter of 2002 due to higher EBIT and lower financing expenses; and consolidated net profit for the period increased by 5.1 percent to EUR 4.2m because of a lower tax quota.

Consolidated net profit (EURm)


Q1 01
Q1 02
Q1 03
0
10

Free cash flow (EURm)


Q1 01
Q1 02
Q1 03
-10
0
10

The trend is also positive in the investment and financing sectors. Capital employed dropped EUR 5.0m to EUR 165.2m in comparison with 31 December 2002, despite higher revenue. This was achieved mainly through a decline in net working capital from EUR 87.0m to EUR 81.9m. Investment in property, plant and equipment was, as planned, at EUR 2.7m in the first quarter of 2003, under the level of depreciation and amortization of EUR 2.8m. This development in capital employed is also reflected in the further increase in free cash flow, which at EUR 4.1m was 9.0 percent higher than in the same quarter in the prior year (EUR 3.8m). This free cash flow was used to pay back financial liabilities, as well as interest, in the first quarter of 2003. Thus, net financial liabilities fell by EUR 2.3m compared with 31 December 2002 to EUR 49.5m and could be used to buy EUR 2.4m of own shares. The gearing ratio could be decreased from 40.2 percent to 39.4 percent in comparison to 31 December 2002, despite the decrease in capital and reserves resulting from the share repurchase and dividend payments for 2002 (EUR 5.3m – for more details see section entitled "other current liabilities").

Other events

At the beginning of February two Marketing Directors were appointed. Wolfgang Pilz is responsible for the core segments Cranes and for hook loading systems. Herbert Ortner will expand Palfinger's "new" products and the service business. Both directors had previously been active within the Palfinger Group and are bringing valuable experience to their respective divisions. Market penetration is one of their main targets.

Klaus Schützdeller, the long-standing chief executive of Palfinger AG, left the Company for personal reasons at the end of January. A new chairman is expected to take over his position in the fall of 2003. Until then, incumbent duties will be conducted by the three-member Management team.

Palfinger's share price fell to a low of EUR 11.86 in February 2003. However, the trust of investors was regained through active communication by the Management team. The share price recovered to about EUR 17.00 at the start of May.

The share repurchase program ended on 28 April 2003. Palfinger AG bought back a total of 475,429 of its own shares in four tranches, or 5.12 percent of its issued capital. The purpose of the buyback was to create acquisition currency for future expansion steps.

The Annual General Meeting approved the distribution of a dividend of EUR 0.60 per share on 16 April 2003. That is a dividend yield of 4.2 percent on balance sheet date at the end of 2002.

From 22 April 2003, Palfinger's International Securities Identification Number (ISIN) replaced the Company's former securities identification number as the identification characteristic for Palfinger securities. The ISIN of Palfinger AG is AT0000758305.

Performance of the Company's divisions

The Truck Cranes Division profited from the completion of the RAP project in the first quarter of 2003. Rising order intake and an increase in production utilization have had positive effects on this business segment. Developments in volumes of in-house made cranes were notably positive, as they rose by 21 percent.

There were marked increases in revenue in Austria, France, Great Britain and Spain. However, the division had to accept significant declines in revenue in Germany and Italy. Madal in Brazil has developed positively. The first three Palfinger crane models have been put on the market successfully. Volumes of telescope cranes were particularly positive.

This division has included tailgates since December 2002, which beforehand were part of Hydraulic Systems. Revenue and earnings have developed positively in the first three months of 2003.

External sales at this division during the first quarter of 2003 rose 12.7 percent to EUR 46.4m from EUR 41.2m in the same period in the prior year. Profit from operations increased by 7.7 percent and reached EUR 6.3m, after EUR 5.9m in the first quarter of 2002. Compared with the fourth quarter of 2002, revenue rose by about 18 percent while EBIT increased by 69.7 percent.

The Hydraulic Systems Division has been burdened mainly by productivity problems at Guima. Even though productivity was sharply raised in comparison with the fourth quarter of 2002, there was a drop in volumes because of long delivery times in recent months. Volumes in France, Germany, Sweden and the USA are significantly below expectations. A further increase in productivity and cuts in fixed costs should have a positive effect on earnings.

At the beginning of 2003, Palfinger renamed the Recycling Profit Center, to which Guima has been added, to "Hook Loading Systems" because other Palfinger products (such as Epsilon cranes) are being increasingly used in this sector. Thus, the name "Recycling" was no longer appropriate for this profit center.

Contract intake rose again at the Railway Profit Center. Many of these orders can only be completed in 2004 because of the long delivery times required by vehicle makers. This situation will temporarily result in lower capacity utilization.

A new model was presented by the Crayler Profit Center in the spring. The fork-lift reach truck, which is most likely to be employed in the USA, has received a positive reception and mass production has already begun. Revenue has developed positively since February and should maintain its current level.

External sales at this division were EUR 11.7m from EUR 13.1m in the first quarter of 2002. EBIT was at EUR 0.6m, significantly below the level achieved in the prior year of EUR 0.9m. However, the first quarter 2003 figure was a positive development, given an EBIT of EUR –0.9m in the fourth quarter of 2002.

The Agriculture and Forestry Division has continued to distinguish itself as the market leader in technology. Revenue was stable at EUR 3.3m, even though the size of market declined. Profit from operations (EBIT) increased by 105.3 percent to EUR 0.8m compared with the first quarter of 2002. The new range of models, developed through modularization, made this robust earnings increase possible. France, Great Britain, and Italy are among the largest markets along side Austria and Germany.

The Distribution Division suffered, for the most part, because of slower economic growth in North America and Germany. The crane market shrank further in Germany and Palfinger Deutschland saw a drop in sales of about 12 percent. Sales of hook loading systems, tailgates and Craylers are visibly behind expectations. Earnings rose in comparison with the first quarter of 2002 due to cost cuts.

North America was affected by the Iraq War and the harshest winter for decades, which was felt especially in the construction sector. Furthermore, a shift in product mix from larger to smaller cranes affected earnings.

External sales were EUR 18.6m from EUR 21.0m in the first quarter of 2002 and EBIT continued to be negative at EUR –0.4m.

Outlook

In the first two quarters of 2002, the Group felt a slight improvement, although this abated again in the second half of the year. During the first three months of 2003, Palfinger's earnings are again slightly above those in the same period of the year before. However, given political and economic uncertainties it is too early to talk about a stable upwards trend. Based on developments in the past few months Management expects a small improvement in revenue and earnings for 2003, mainly through process optimization and the stronger market orientation of the Group.

Balance sheet as of 31 March 2003

EUR'000	31 March 2003	31 Dec 2002	31 March 2002
ASSETS			
Non-current assets			
Property, plant and equipment	76,581	76,493	88,590
Goodwill	22,945	23,515	25,273
Other intangible assets	1,148	1,247	1,445
Investments	5,555	5,444	4,930
Other non-current assets	8,035	7,759	8,777
Deferred tax	3,821	3,708	5,624
	118,085	**118,166**	**134,639**
Current assets			
Inventories	60,434	56,191	64,017
Receivables and other current assets	90,685	84,359	90,360
Cash and cash equivalents	6,172	9,528	9,407
	157,291	**150,078**	**163,784**
Total assets	**275,376**	**268,244**	**298,423**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	18,568	18,568	18,414
Capital reserves	53,757	53,757	52,286
Retained earnings	53,080	47,124	49,759
Foreign currency translation reserve	(3,857)	(3,862)	(526)
Consolidated net profit for the period	4,188	13,182	3,983
	125,736	**128,769**	**123,916**
Minority interests	**897**	**979**	**407**
Non-current liabilities			
Non-current financial liabilities	40,727	26,550	32,226
Non-current provisions	11,904	12,056	11,425
Deferred tax	108	104	1,766
Other non-current liabilities	6,830	7,870	8,308
	59,569	**46,580**	**53,725**
Current liabilities			
Current financial liabilities	19,965	38,350	52,011
Other current provisions	20,340	17,565	18,827
Other current liabilities	48,869	36,001	49,537
	89,174	**91,916**	**120,375**
Total equity and liabilities	**275,376**	**268,244**	**298,423**

Income statement for the period ended 31 March 2003

EUR'000	Jan–March 2003	Jan–March 2002
Revenue	**79,966**	**78,446**
Changes in inventories	728	1,202
Own work capitalized	54	67
Other operating income	942	1,918
Materials and services	(37,751)	(38,312)
Staff costs	(21,076)	(21,576)
Goodwill amortization expense	(570)	(570)
Depreciation and amortization expense	(2,278)	(2,259)
Other operating expenses	(12,814)	(11,839)
Profit from operations (EBIT)	**7,201**	**7,077**
Income from investments	235	450
Interest and other financial expense	(926)	(1,172)
Net finance cost	**(691)**	**(722)**
Profit before tax	**6,511**	**6,355**
Income tax expense	**(2,349)**	**(2,367)**
Profit after tax	**4,162**	**3,988**
Minority interests	26	(5)
Consolidated net profit for the period	**4,188**	**3,983**

EUR		
Earnings per share (undiluted)	0.47	0.44
Earnings per share (diluted)[1]	–	0.44
Average number of shares in issue (undiluted)	8,931,140	9,063,613
Average number of shares in issue (diluted)[1]	–	9,094,897

1 There were no outstanding issues of convertible bonds under the stock option program as of 31 March 2003; the undiluted earnings per share are the same as the diluted earnings per share.

Cash flow statement

EUR'000	Jan–March 2003	Jan–March 2002
Profit before tax	6,511	6,355
Cash flows from operating activities	5,791	8,234
Cash flows from investing activities	(2,249)	(4,455)
Free cash flow	4,122	3,780
Cash flows from financing activities	(6,898)	(2,981)
Total cash flows	(3,356)	800
Changes in funds		
Cash and cash equivalents at the beginning of the period	9,528	8,607
Cash and cash equivalents at the end of the period	6,172	9,407
	(3,356)	**800**

Statement of changes in equity

EUR'000	Share capital	Capital reserves	Retained earnings	Foreign-currency translation reserve	Consolidated net profit for the period	Minority interests	Total
At 31 December 2000	**16,740**	**26,824**	**18,359**	**(380)**	**27,864**	**0**	**89,407**
Dividend 2000	0	0	0	0	(8,370)	0	(8,370)
Profit carryforward from 2000	0	0	19,494	0	(19,494)	0	0
Capital increase share issue	1,674	25,462	0	0	0	0	27,136
Share repurchase	0	0	(2,355)	0	0	0	(2,355)
Profit after tax 2001	0	0	0	0	22,292	65	22,357
Other changes in equity	0	0	332	(180)	0	(65)	87
At 31 December 2001	**18,414**	**52,286**	**35,830**	**(560)**	**22,292**	**0**	**128,262**
Dividend 2001	0	0	0	0	(6,791)	0	(6,791)
Profit carryforward from 2001	0	0	15,501	0	(15,501)	0	0
Capital increase share issue	154	1,471	0	0	0	0	1,625
Share repurchase	0	0	(3,740)	0	0	0	(3,740)
Profit after tax 2002	0	0	0	0	13,182	366	13,548
Other changes in equity	0	0	(467)	(3,302)	0	(366)	(4,135)
At 31 December 2002	**18,568**	**53,757**	**47,124**	**(3,862)**	**13,182**	**0**	**128,769**
Dividend 2002	0	0	0	0	(5,285)	0	(5,285)
Profit carryforward from 2002	0	0	7,897	0	(7,897)	0	0
Capital increase share issue	0	0	0	0	0	0	0
Share repurchase	0	0	(2,431)	0	0	0	(2,431)
Profit after tax Q1 2003	0	0	0	0	4,188	(26)	4,162
Other changes in equity	0	0	490	5	0	26	521
At 31 March 2003	**18,568**	**53,757**	**53,080**	**(3,857)**	**4,188**	**0**	**125,736**

Segment reporting

EUR'000	Q1 2003	Q1 2002	Q1 2003	Q1 2002	Q1 2003	Q1 2002	Q1 2003	Q1 2002
	Truck Cranes		Hydraulic Systems		Agriculture & Forestry		Distribution	
External sales	**46,406**	41,177	**11,727**	13,108	**3,252**	3,151	**18,581**	21,011
Intra-Group sales	**35,803**	23,895	**17,273**	14,355	**2,511**	1,885	**425**	567
Total revenue	**82,209**	65,072	**29,000**	27,463	**5,763**	5,036	**19,006**	21,578
EBITDA	**7,714**	7,274	**1,680**	2,036	**837**	434	**(182)**	162
Profit from operations (EBIT)	**6,323**	5,869	**552**	924	**772**	376	**(446)**	(92)

Shareholder information

International Securities Identification Number (ISIN)	**AT0000758305**
Issue price on 4 June 1999	**21.00 EUR**
Price at close on 31 March 2003	**13.60 EUR**
Earnings per share (Q1 2003)	**0.47 EUR**
Market capitalization on 31 March 2003	**126,259,000 EUR**

Financial calendar 2003

Publication of the results for the 1st half of 2003	**18 August 2003**
Publication of the results for the 3rd quarter of 2003	**17 November 2003**

PALFINGER AG
F.-W.-Scherer-Strasse 24
A-5101 Bergheim/Salzburg
phone (+43 662) 46 84-0
fax (+43 662) 45 00 84
www.palfinger.com

Investor Relations:

Eduard Schreiner
Finance Director, ext. 2310
e.schreiner@palfinger.com

Hannes Roither
Investor Relations Officer, ext. 2260
h.roither@palfinger.com

Interim Report 2003

PALFINGER


PALFINGER

Financial highlights of PALFINGER AG (in accordance with IAS)

EUR'000	HY1 2003	HY1 2002	HY1 2001	HY1 2000
Income statement				
Revenue	166,822	165,765	180,011	156,782
EBITDA	20,912	20,763	30,991	27,403
EBITDA margin	12.5%	12.5%	17.2%	17.5%
Profit from operations (EBIT)	15,416	15,065	25,669	22,956
EBIT margin	9.2%	9.1%	14.3%	14.6%
Profit before tax	14,468	13,700	23,496	20,780
Consolidated net profit for the period	9,488	8,547	15,407	13,537
Balance sheet				
Total assets	279,206	294,415	317,732	243,253
Non-current assets	119,292	131,577	114,142	90,837
Liabilities	145,499	165,497	192,403	168,151
Gearing	34.5%	49.4%	30.0%	73.3%
Capital and reserves	132,642	128,504	125,027	75,648
Equity ratio	47.5%	43.6%	39.3%	31.1%
Issued capital	18,568	18,568	18,414	16,740
Cash flow and investment				
Cash flows from operating activities	18,002	20,849	10,260	23,441
Free cash flow	13,777	14,906	(4,580)	12,825
Investment in property, plant and equipment	6,446	6,166	12,020	5,481
Depreciation and amortization	5,496	5,698	5,322	4,447
Payroll				
Average payroll for the period[1]	2,268	2,273	1,875	1,675
Value				
Net working capital	84,293	87,765	78,915	61,660
Capital employed (at balance sheet date)	169,318	181,005	153,466	119,744

1 Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time employees.

Interim Report for the period ended 30 June 2003


Revenue (EURm)
HY1 01
HY1 02
HY1 03
0
200


EBIT (EURm)
HY1 01
HY1 02
HY1 03
0
30

Economic developments

Global economic sentiment remained very subdued in the first half of 2003. Even after the end of the Iraq War, dynamics were below expectations and forecasts were revised down. Developments in the exchange rate between the Euro, US Dollar, Real and Canadian Dollar also had negative effects on companies that report in euros.

Only in July was a slight improvement to be seen, but the trend is still below average. The US economy has shown first signs of a recovery, after the slump earlier in the year, and the growth rate is expected to be similar to last year's. Economic forecasts for the Euro region, and particularly for Germany, are still subdued, despite the first signs of improvement. A slow recovery has been forecast for 2004.

The construction industry was even weaker than the general economy. Despite historically low Euro- and US Dollar-denominated interest rates; there was no sign of a recovery or change in trend. There are no positive forecasts for the full year or for the coming year.

Group performance

The Palfinger Group was able to maintain revenue levels and slightly increase earnings in the first six months of this year compared with the year-before period, despite adverse conditions. This development is especially positive, given the weak earnings in the second half of 2002.

Compared with the first half of 2002, revenue rose by 0.6 percent to EUR 166.8m. EBIT was at EUR 15.4m, an increase of 2.3 percent. The EBIT margin slightly increased to 9.2 percent.

Five factors, in particular, have influenced the development of the Company in the first half of 2003:

1. The implementation of the RAP project increased order intake and utilization in the crane division.
2. Epsilon applied its technological and quality advantages successfully, raising revenue and doubling earnings.
3. Restructuring showed its first results in the form of increased order intake of the "new" products Palgate tailgates and Crayler truck-mounted forklifts.
4. The markets for the Group's sales and distribution subsidiaries in North America and Germany have declined further.
5. The productivity program introduced at Guima did not produce satisfactory effects.

Profit before tax was at EUR 14.5m from EUR 13.7m in the first half 2002. Consolidated profit after tax reached EUR 9.5m from EUR 8.5m in the comparative period, an increase of 11.0 percent.

Consolidated net profit
for the period (EURm)


HY1 01
HY1 02
HY1 03
0
20

A separate look at the first two quarters of 2003 reveals the positive developments seen in the first quarter have continued over the last three months. Revenue (Q1: EUR 80.0m; Q2: EUR 86.8m) and EBIT (Q1: EUR 7.2m; Q2: EUR 8.2m) increased visibly, not least because of typical seasonal effects. Profit before tax (Q1: EUR 6.5m; Q2: EUR 8.0m) and consolidated profit after tax (Q1: EUR 4.2m; Q2: EUR 5.3m) rose by 22.2 percent and 26.6 percent respectively.

The positive trend continued in the Group's asset and finance balances. Capital employed dropped from EUR 181.0m to EUR 169.3m compared with the end of the same period in the previous year, and thus, was below the level recorded on balance sheet date at the end of 2002. In the reporting period net working capital further declined as in the first quarter. The indicator stood at EUR 84.3m in the first half of 2003 from EUR 87.8m in the first half of 2002 and EUR 87.0m at year-end. Investment in property, plant and equipment rose about 5 percent to EUR 6.4m. The investments were mainly directed to the implementation of the location optimization program, which is going ahead as planned.

Free cash flows were still at a high level, namely EUR 13.8m, after reaching an especially high level (EUR 14.9m) at the end of 2002. The amount freed up was used to further reduce financial liabilities, resulting in a considerable improvement in Group financial balances. The development of the gearing ratio has been particularly positive, as it declined to 34.5 percent from 49.4 percent a year ago, due to the reduction in net financial liabilities, and reached a historic low. At year-end, the gearing ratio had still stood at 40.2 percent. Capital and reserves rose again, despite the payment of a dividend of EUR 0.60 per share (EUR 5.3m). They reached EUR 132.6m on 30 June 2003 from EUR 128.5m in the first half of 2002. Thus, the equity ratio is 47.5 percent.

Free cash flows (EURm)


HY1 01
HY1 02
HY1 03
-10
0
15

Further events

The assembly activities formerly located at the Company's headquarters were moved to the Lengau production site in Salzburg province as part of the Group's location optimization program. Reconstruction work required for the demo and service center is already in progress.

The structure of the Palfinger Group will become more regional from the beginning of 2004, the next stage in reorganization measures to meet changing market requirements. Palfinger will be able to meet customer needs more efficiently and react faster to developments by shifting decision-making competences closer to each individual market. The long-term goal is to move assembly to the relevant markets to get closer to the customer through region-specific production specifications and short delivery times.

The service sector was expanded in the past six months, leading to further revenue and earnings growth.

At the end of May, the future Chairman of the Management Board of PALFINGER AG was nominated. Wolfgang Anzengruber was appointed for this position from September 2003. He is primarily going to be in charge of production processes (technology, production, innovation).

Palfinger's share price has developed positively after a low of EUR 11.86 in February because of Group results and the increasing hope of an improvement in economic conditions. The shares outperformed the ATX in the second quarter and the price rose to about EUR 17.50 in mid-June.

The maneuverability of Palfinger cranes has been proven in a spectacular way since June. The art project "La vie mécanique. Palfinger's dancing cranes" was initiated as part of the Summer Scene in Salzburg. Two cranes perform a mechanically choreographed dance. Through this project, Palfinger is showing – as it did before in 1999 at the Salzburg Festival – that successful innovation and new technologies have an aesthetic component.

Performance of the Company's divisions

The Truck Cranes Division was confronted with difficult conditions. The RAP Project, which was completed towards the end of last year, had a positive effect on volumes. Moreover, the dependence on traditionally important markets was reduced through internationalization and slumps were compensated for.

In Italy, the market shrank by about 20 percent after subsidies ran out. The situation in France is similarly difficult, as Palfinger faces tough price pressures in this market.

Australia, Great Britain, South Africa and Spain have been especially positive, as the markets have grown and Palfinger's market share has increased. There has been a noticeable growth in the fleet business and, thus the importance of service, particularly in Great Britain.

In Brazil, Madal S.A. was able to raise the amount of equipment it sold and raised its local-currency earnings considerably. However, earnings show a slight decline when converted into euros. Madal is already contributing about 6 percent of the Group's EBIT.

Palfinger's tailgates, which are in the market-entry phase, have also developed positively. Revenue rose in the first six months of the year. Reductions in fix costs and lower materials use helped improve the still slightly negative results of this profit center.

External sales rose 7.2 percent to EUR 94.0m and EBIT was at EUR 14.5m, 2.3 percent above the same period a year ago. Thus, the Truck Cranes Division remains the main performance pillar of the Group.

In the Hydraulic Systems Division, the reorganization of the Hook Loading Systems Profit Center has had a negative effect in developments in this segment. This sector is marked by a market decline and thus, a considerable drop in price quality. Volumes are still poor in Germany while shares of Eastern European countries rose significantly. The first successful volumes were reached in the Latin American market.

At present the market for Palfinger railway systems is characterized mostly by promising projects in Croatia, Germany, Italy, Spain and Switzerland. Orders reached a record level at the end of the first half of 2003.

The Crayler Profit Center developed well in the past half-year. The new fork-lift reach truck was received well on the North American market, leading to a clear increase in order levels.

The Mobiler concept was presented to the Transport Committee of the European Union in July, to show this product's application possibilities at a European level and to push sales growth volumes outside the current main markets of Austria, Germany and Switzerland.

External sales for this profit center dropped 6.1 percent to EUR 24.7m compared with the first half of 2002, mainly because of the transfer of tailgates to the Truck Cranes Division. EBIT declined from EUR 1.6m in the year-before period to EUR 0.3m, mostly because of the continued difficult situation at Guima.

The Agriculture and Forestry Division displayed an excellent performance in the first half of 2003: Order intake rose by 30 percent compared with the first half of 2002. Palfinger recorded its first successes on the Scandinavian market, as well as increases in France, Ireland and Poland. There were also clear improvements in Great Britain and Spain.

Revenue rose from EUR 5.8m in the first half of 2002 by 18.4 percent to EUR 6.8m. EBIT doubled to EUR 1.5m compared with the year-ago period.

In the Distribution Division revenue and earnings have slightly improved in comparison with previous quarters:

Palfinger was able to maintain its market share in the shrinking German market. Earnings were improved through reducing inventories and efficient management of fixed costs. The range of services offered by Palfinger Norge was optimized through restructuring. In North America, hedging measures against US Dollar fluctuations and the assembly of cranes in Canada have already shown positive effects. The negative influence of the US Dollar exchange rate on earnings has been reduced.

Due to currency conversions, revenue fell by 10.3 percent to EUR 41.3m compared to the first half of 2002. EBIT improved by 40.4 percent but was still negative at EUR -0.9m from EUR -1.5m in the same period last year.

Outlook

During the current year Management is expecting revenue to remain at about the same level as in 2002.

Economic conditions remain uncertain and forecasts are changing on a weekly basis in some cases. The construction and transport sectors are suffering from extreme fluctuations. The Palfinger Group has already proven its strength in difficult economic circumstances in past years and will continue to tap the full potential of the market. The Group's long-term projects, such as the location optimization program and international expansion, will be continued. Another focus point for the coming half-year will be to increase productivity at Guima.

Balance sheet as of 30 June 2003

EUR'000	30 June 2003	31 Dec 2002	30 June 2002
ASSETS			
Non-current assets			
Property, plant and equipment	78,493	76,493	86,371
Goodwill	22,375	23,515	24,654
Other intangible assets	1,163	1,247	1,489
Investments	5,369	5,444	5,381
Other non-current assets	7,205	7,759	8,528
Deferred tax	4,687	3,708	5,154
	119,292	**118,166**	**131,577**
Current assets			
Inventories	62,916	56,191	62,393
Receivables and other current assets	89,942	84,359	89,130
Cash and cash equivalents	7,056	9,528	11,315
	159,914	**150,078**	**162,838**
Total assets	**279,206**	**268,244**	**294,415**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	18,568	18,568	18,568
Capital reserves	53,757	53,757	53,757
Retained earnings	53,643	47,124	50,408
Foreign currency translation reserve	(2,814)	(3,862)	(2,776)
Consolidated net profit for the period	9,488	13,182	8,547
	132,642	**128,769**	**128,504**
Minority interests	**1,065**	**979**	**414**
Non-current liabilities			
Non-current financial liabilities	38,675	26,550	29,389
Non-current provisions	12,050	12,056	11,690
Deferred tax	110	104	1,571
Other non-current liabilities	6,807	7,870	8,332
	57,642	**46,580**	**50,982**
Current liabilities			
Current financial liabilities	19,292	38,350	50,757
Other current provisions	20,180	17,565	17,630
Other current liabilities	48,385	36,001	46,128
	87,857	**91,916**	**114,515**
Total equity and liabilities	**279,206**	**268,244**	**294,415**

Income statement for the period ended 30 June 2003

EUR'000	April – June 2003	April – June 2002	Jan – June 2003	Jan – June 2002
Revenue	**86,856**	**87,319**	**166,822**	**165,765**
Changes in inventories	(389)	(203)	339	999
Own work capitalized	92	34	146	101
Other operating income	2,526	(516)	3,468	1,401
Materials and services	(43,921)	(42,592)	(81,672)	(80,903)
Staff costs	(20,799)	(20,729)	(41,875)	(42,304)
Goodwill amortization expense	(570)	(570)	(1,140)	(1,140)
Depreciation and amortization expense	(2,078)	(2,300)	(4,356)	(4,559)
Other operating expenses	(13,502)	(12,455)	(26,316)	(24,295)
Profit from operations (EBIT)	**8,215**	**7,988**	**15,416**	**15,065**
Income from investments	621	450	856	900
Interest and other financial expense	(878)	(1,092)	(1,804)	(2,265)
Net finance cost	**(257)**	**(642)**	**(948)**	**(1,365)**
Profit before tax	**7,957**	**7,346**	**14,468**	**13,700**
Income tax expense	**(2,480)**	**(2,751)**	**(4,829)**	**(5,117)**
Profit after tax	**5,477**	**4,595**	**9,639**	**8,583**
Minority interests	(177)	(31)	(151)	(36)
Consolidated net profit for the period	**5,300**	**4,564**	**9,488**	**8,547**

EUR				
Earnings per share[1]			1.07	0.94
Average number of shares in issue (undiluted)			8,869,140	9,074,223
Average number of shares in issue (diluted)[1]			–	9,088,535

1 There were no outstanding issues of convertible bonds under the stock option program as of 30 June 2003; the undiluted earnings per share are the same as the diluted earnings per share.

Cash flow statement

EUR'000	Jan – June 2003	Jan – June 2002
Profit before tax	14,468	13,700
Cash flows from operating activities	18,002	20,849
Cash flows from investing activities	(5,421)	(5,943)
Free cash flow	13,777	14,906
Cash flows from financing activities	(15,053)	(12,199)
Total cash flows	(2,472)	2,708
Changes in funds		
Cash and cash equivalents at beginning of the period	9,528	8,607
Cash and cash equivalents at end of the period	7,056	11,315
	(2,472)	**2,708**

Statement of changes in equity

EUR'000	Share capital	Capital reserves	Retained earnings	Foreign-currency translation reserve	Consoli-dated net profit for the period	Minority interests	Total
At 31 December 2000	**16,740**	**26,824**	**18,359**	**(380)**	**27,864**	**0**	**89,407**
Dividend 2000	0	0	0	0	(8,370)	0	(8,370)
Profit carryforward from 2000	0	0	19,494	0	(19,494)	0	0
Capital increase, share issue	1,674	25,462	0	0	0	0	27,136
Share repurchase	0	0	(2,355)	0	0	0	(2,355)
Profit after tax 2001	0	0	0	0	22,292	65	22,357
Other changes in equity	0	0	332	(180)	0	(65)	87
At 31 December 2001	**18,414**	**52,286**	**35,830**	**(560)**	**22,292**	**0**	**128,262**
Dividend 2001	0	0	0	0	(6,791)	0	(6,791)
Profit carryforward from 2001	0	0	15,501	0	(15,501)	0	0
Capital increase, share issue	154	1,471	0	0	0	0	1,625
Share repurchase	0	0	(3,740)	0	0	0	(3,740)
Profit after tax 2002	0	0	0	0	13,182	366	13,548
Other changes in equity	0	0	(467)	(3,302)	0	(366)	(4,135)
At 31 December 2002	**18,568**	**53,757**	**47,124**	**(3,862)**	**13,182**	**0**	**128,769**
Dividend 2002	0	0	0	0	(5,285)	0	(5,285)
Profit carryforward from 2002	0	0	7,897	0	(7,897)	0	0
Capital increase, share issue	0	0	0	0	0	0	0
Share repurchase	0	0	(2,647)	0	0	0	(2,647)
Profit after tax HY1 2003	0	0	0	0	9,488	151	9,639
Other changes in equity	0	0	1,269	1,048	0	(151)	2,166
At 30 June 2003	**18,568**	**53,757**	**53,643**	**(2,814)**	**9,488**	**0**	**132,642**

Segment reporting

EUR'000	HY1 2003	HY1 2002	HY1 2003	HY1 2002	HY1 2003	HY1 2002	HY1 2003	HY1 2002
		Truck Cranes		Hydraulic Systems		Agriculture & Forestry		Distribution
External sales	**93,976**	87,643	**24,718**	26,313	**6,847**	5,784	**41,281**	46,025
Intra-Group sales	**70,149**	48,799	**36,780**	28,901	**1,776**	3,832	**944**	1,408
Total revenue	**164,125**	136,442	**61,498**	55,214	**8,623**	9,616	**42,225**	47,433
EBITDA	**17,305**	16,993	**2,522**	3,876	**1,550**	866	**(465)**	(972)
Profit from operations (EBIT)	**14,515**	14,188	**272**	1,594	**1,503**	749	**(874)**	(1,466)

Shareholder information

International Securities Identification Number (ISIN)	**AT0000758305**
Number of shares	**9,283,750**
Price on 30 June 2003	**EUR 15.90**
Earnings per share (HY1 2003)	**EUR 1.07**
Market capitalization on 30 June 2003	**EUR 147,611,625**

Share price (indexed)



140
120
100
80
60
2/1/2003
31/7/2003
PALFINGER AG
ATX – Austria Traded Index
ViDX – Vienna Dynamic Index

Financial calendar 2003/2004

Publication of the results for Q3 2003	**17 November 2003**
Press conference on annual results	**22 March 2004**
Annual General Meeting	**14 April 2004**
Publication of the results for Q1 2004	**12 May 2004**
Publication of the results for HY1 2004	**11 August 2004**
Publication of the results for Q3 2004	**15 November 2004**

PALFINGER AG
F.-W.-Scherer-Strasse 24
A-5101 Bergheim/Salzburg
phone (+43 662) 46 84-0
fax (+43 662) 45 00 84
www.palfinger.com

Investor Relations:

Eduard Schreiner
Finance Director, ext. 2310
e.schreiner@palfinger.com

Hannes Roither
Investor Relations Officer, ext. 2260
h.roither@palfinger.com

Item # 2.4
Tab 5

Report on the First Three Quarters of 2003

PALFINGER


PALFINGER
PALFINGER

Financial highlights of PALFINGER AG (in accordance with IAS)

EUR'000	Q1-3 2003	Q1-3 2002	Q1-3 2001	Q1-3 2000
Income statement				
Revenue	246,780	232,711	257,051	232,969
EBITDA	29,643	28,979	40,772	39,880
EBITDA margin	12.0%	12.5%	15.9%	17.1%
Profit from operations (EBIT)	21,273	20,505	32,595	32,984
EBIT margin	8.6%	8.8%	12.7%	14.2%
Profit before tax	19,976	18,534	29,305	29,720
Consolidated net profit for the period	13,066	11,348	19,262	19,979
Balance sheet				
Total assets	279,851	284,795	313,169	251,128
Non-current assets	118,577	128,173	123,073	95,210
Liabilities	143,016	155,576	185,010	170,125
Gearing	30.6%	45.8%	38.9%	60.9%
Capital and reserves	135,503	128,443	127,418	81,651
Equity ratio	48.4%	45.1%	40.7%	32.5%
Issued capital	18,568	18,568	18,414	16,740
Cash flow and investment				
Cash flows from operating activities	25,946	26,766	22,248	32,142
Free cash flows	18,540	21,318	(7,243)	18,402
Investment in property, plant and equipment	10,965	6,699	25,457	12,913
Depreciation and amortization	8,370	8,474	8,177	6,896
Payroll				
Average payroll for the period[1]	2,283	2,271	1,996	1,688
Value				
Net working capital	81,976	86,467	78,880	56,495
Capital employed (at balance sheet date)	169,023	177,168	160,361	119,251

1 Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time staff.

Quarterly Report for the period ended 30 September 2003

Economic background

Economic developments have continued to be uneven. Asia has become the "growth pole" of the world economy and these demand dynamics extend even to the crippled Japanese economy. The US economy grew in the first half-year, admittedly mostly because of increased military expenditure. Australia exhibited encouraging economic data.

Sentiment did improve in the Euro zone, but there is no clear indication of an economic upswing. Germany has stagnated continuously for three years, France and the Netherlands have registered declines in GDP, and Italy is merely hoping for recovery. There have been numerous signals that the economy in Belgium is starting to bounce back. The Spanish economy has produced relatively high growth rates, given the critical economic climate.

Developments in the construction sector remain weak. Only in Austria did this sector become more stable.

Group performance

Business developments in the Palfinger Group have been very positive during the third quarter, particularly in September, despite the continually difficult economic environment. Revenue reached its highest level in the Group's history when compared with the same quarter in the prior year. Earnings also rose in comparison to the year-ago period.

Revenue for the first three quarters of 2003 was at EUR 246.8m. This is an increase of EUR 14.1m or 6.1 percent from the same period the year before. EBIT was at EUR 21.3m, 3.8 percent higher than in the first three quarters of 2002 (EUR 20.5m). The Group's EBIT margin thus stands at 8.6 percent.


Revenue (EURm)
Q1-3 01
Q1-3 02
Q1-3 03
0
300


EBIT (EURm)
Q1-3 01
Q1-3 02
Q1-3 03
0
40

Above all five factors influenced the development of the Group in the first three quarters of 2003:

1. The implementation of the RAP Project has affected order intake and plant utilization in the crane division in a positive way.
2. Epsilon has become a trendsetter in timber cranes. Revenue and earnings have continued to develop above average.
3. Productivity at the Guima subsidiary is still beneath expectations. The introduction of measures to improve performance is to contribute to satisfactory earnings in 2004.
4. The changeover associated with the Location Optimization Program has led to a short-term drop in productivity in crane production and assembly.
5. Palfinger's distribution units in Germany and in North America are still experiencing the effects of the difficult global economic climate.

Profit before tax was at EUR 20.0m, an increase of 7.8 percent compared with the same period a year ago. Consolidated net profit rose 15.1 percent to EUR 13.1m from a year ago.

Consolidated net profit for the period (EURm)


Q1-3 01
Q1-3 02
Q1-3 03
0
20

By examining the quarters of the year separately, a positive trend is visible in the third quarter, which is always the weakest quarter of the year due to seasonal factors.

Quarterly revenue (Q1: EUR 80.0m; Q2: EUR 86.8m; Q3: EUR 80.0m) developed exceptionally well. EBIT (Q1: EUR 7.2m; Q2: EUR 8.2m; Q3: EUR 5.9m) rose to the second-highest level in the third quarter following the record year 2000. In addition, profit before tax (Q1: EUR 6.5m; Q2: EUR 8.0m; Q3: EUR 5.5m) and, above all, consolidated net profit (Q1: EUR 4.2m; Q2: EUR 5.3m; Q3: EUR 3.6m) reached outstanding levels in the last few months.

The Group's asset and finance balances reflect the continual improvement in production and processing especially well, giving Palfinger a solid basis for future controlled growth. Capital employed dropped from EUR 177.2m to EUR 169.0m compared to the prior balance sheet date, and is thus below the level recorded on balance sheet date. Net working capital was reduced further and was at EUR 82.0m from EUR 86.5m at the end of the third quarter in 2002 and EUR 87.0m at the year-end. Investment in property, plant and equipment rose by 63.7 percent to EUR 11.0m compared to the year before. This development was mainly due to the implementation of the Group's Location Optimization Program, which is going as planned, as well the investment in a cataphoresis-dip unit, which took up operation at the Lengau plant, providing Palfinger with a quality advantage within the branch. Thus, long-term assets were at EUR 87.0m at the end of the period from EUR 90.7m as of 30 September 2002 and EUR 83.2m on 31 December 2002. The extra cash gained during the reporting period was used to pay dividends (EUR 5.3m) in April 2003, for the repurchase of company shares (EUR 2.7m) and to reduce net liabilities (EUR 10.3m).

Free cash flows continued to be at the high level of EUR 18.5m (previous year: EUR 21.3m), despite higher investment. Capital and reserves were increased further and reached EUR 135.5m, considerably above the level in the year-before period (EUR 128.4m). The equity ratio was 48.4 percent.

The gearing ratio improved to the historically low level of 30.6 percent (from 45.8 percent as of 30 September 2002) due to reductions in financial liabilities and the increase in capital and reserves.

Free cash flows (EURm)


Q1-3 01
Q1-3 02
Q1-3 03
-10
0
25

Highlights

Palfinger has continually brought out new, improved truck cranes onto the market over the last three years. Palfinger has added eight new crane models to complement its Performance and Compact ranges and has introduced a new generation of cranes called Advantage.

Cranes in the Advantage model range allow for a high load capacity because of their enormous lifting power, despite their low weight, thus making their use extremely economical.

As of 1 July 2003, Palfinger took over the factory at Tenevo from the Bulgarian cylinder supplier HES. During the next few months, the Group's complete cylinder production will be concentrated in Tenevo with the assistance of a team from Lengau.

The switch in crane assembly from Bergheim/Salzburg to Lengau, which was one of the main tasks of the Location Optimization Program, was completed successfully.

The Service Profit Center took on an increasingly important meaning within the Palfinger Group due to a rise in revenue and earnings. The Demo and Training Center, which is to open in Bergheim in early 2004, will bring further impetus to this business.

Palfinger won the Innovation Prize of the Province of Salzburg for 2003 in October. The "IUT – Innovativer Umladeterminal" (Innovative Loading Terminal), which was developed in a project together with the Austrian Federal Railways (ÖBB), is a world novelty.

At the beginning of September, Wolfgang Anzengruber assumed his position as Chairman of the Board, thus completing the management team of Palfinger AG.

Palfinger's share price further improved in the third quarter. The closing price of EUR 18.36 on 30 September 2003 was more than 50 percent higher than this year's lowest level of EUR 11.86 in February.

Performance of the Company's divisions

In the Truck Cranes Division, changes resulting from the Location Optimization Program have been noticeable in the past few months. The existing production backlog of medium-sized cranes was mostly made up due to temporary increases in capacity. The development of volumes in Austria, Great Britain, and Spain, as well as in Australia and South Africa was very positive. The Italian market is still feeling the decline due to cuts in subsidies. In total, Palfinger increased volumes and revenue in this business division, but is facing aggressive competition.

The production of tailgates moved to Maribor, Slovenia and production processes have been continuously improved. Volumes developed very satisfactorily in Austria. Performance in Germany was weak in line with the general trend.

External sales at this division rose from EUR 123.2m, by 13.2 percent, to EUR 139.4m in the first three quarters of 2003. Profit from operations (EBIT) rose 8.0 percent to EUR 19.5m. Thus, this division produced an above-average EBIT margin of 14.0 percent.

Slow developments at Guima are still affecting the Hydraulic Systems Division. Delivery times, which are presently too long, have adversely affected order intake. Furthermore, a decline in price quality on the market was observed.

The underutilization of the Railway Systems Profit Center during the first half of 2003 was partly compensated for. At present, this market is characterized by poor price quality.

Order intake for Crayler has developed positively in Germany, especially in September. Now the Group is focussing on developing a dealer network for this product in Europe. The new Crayler models

have been well received and an extra model will be developed for the US market this year. This increase in dispatching resulted in a productivity rise.

In July, possible applications of the Mobiler at a European level were presented to the Transport Committee of the European Union in Brussels. The first Mobiler project outside the main markets of Austria, Germany and Switzerland was realized in Italy.

External sales in this division fell 2.9 percent to EUR 35.9m compared to the same period the year before. At EUR 0.2m, EBIT was significantly below the previous year's level of EUR 2.0m. The weak earnings of this division reflect mostly the difficulties at the Group's French subsidiary Guima.

Order intake in the Agriculture and Forestry Division developed very positively in the first three quarters. This was because of short delivery times, a high level of flexibility, and an innovative product portfolio. Further market shares were acquired in Austria and Germany. Substantial improvements in volumes were also achieved in France, Great Britain, Ireland, Poland, the Scandinavian market, and Spain.

External sales were EUR 10.0m in the first three quarters of 2003. That is an increase of 25.5 percent. EBIT rose 78.5 percent to EUR 2.3m. Thus, the quality of the earnings improved further and the EBIT margin in this division reached 22.7 percent.

The Distribution Division, which has units in Canada, Germany, Norway and the USA, is the division most affected by the weak market situation.

The market in Germany has been characterized by unchanged, poor conditions. Market declines were noticeable in all product divisions during the past nine months. Investment has dropped sharply, especially that of town councils and companies. In comparison with the same period in the prior year, EBIT was raised through fixed-cost reductions.

In North America, signs for the beginning of improving economic conditions in the fourth quarter of 2003 are increasing. Volumes in the first three quarters were behind expectations, but saw an increase compared to last year.

Revenue fell by 4.8 percent, from EUR 64.5m in the first three quarters of 2002 to EUR 61.4m. EBIT was at EUR –0.7m, up 18.5 percent on the year before. EBIT for the third quarter was positive for the first time this year, despite the traditionally weak summer months.

Outlook

During the current year, Management is expecting a slight increase in revenue and profit compared with the previous year. Despite first indications of a recovery of the economy in North America, developments remain uncertain on the European market, especially in relation to the construction industry.

The main task in the months ahead will be the realization of new organizational structures that are to bring the Group closer to customers and to allow for more flexibility. In addition, Management is going to focus on the continued improvement of Guima and the building-up of cylinder production in Tenevo, Bulgaria.

Balance sheet as of 30 September 2003

EUR'000	30 Sept 2003	31 Dec 2002	30 Sept 2002
ASSETS			
Non-current assets			
Property, plant and equipment	80,142	76,493	83,769
Goodwill	21,907	23,515	24,085
Other intangible assets	1,172	1,247	1,369
Investments	5,733	5,444	5,580
Other non-current assets	4,774	7,759	8,069
Deferred tax	4,849	3,708	5,301
	118,577	**118,166**	**128,173**
Current assets			
Inventories	64,634	56,191	61,808
Receivables and other current assets	88,183	84,359	82,084
Cash and cash equivalents	8,457	9,528	12,730
	161,274	**150,078**	**156,622**
Total assets	**279,851**	**268,244**	**284,795**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	18,568	18,568	18,568
Capital reserves	53,757	53,757	53,757
Retained earnings	53,217	47,124	48,571
Foreign currency translation reserve	(3,105)	(3,862)	(3,801)
Consolidated net profit for the period	13,066	13,182	11,348
	135,503	**128,769**	**128,443**
Minority interests	**1,332**	**979**	**775**
Non-current liabilities			
Non-current financial liabilities	35,752	26,550	25,826
Non-current provisions	12,474	12,056	11,955
Deferred tax	94	104	1,571
Other non-current liabilities	6,167	7,870	7,955
	54,487	**46,580**	**47,307**
Current liabilities			
Current financial liabilities	17,689	38,350	50,845
Other current provisions	22,194	17,565	17,647
Other current liabilities	48,646	36,001	39,779
	88,529	**91,916**	**108,270**
Total equity and liabilities	**279,851**	**268,244**	**284,795**

Income statement for the period ended 30 September 2003

EUR'000	July – Sept 2003	July – Sept 2002	Jan – Sept 2003	Jan – Sept 2002
Revenue	**79,958**	**66,946**	**246,780**	**232,711**
Changes in inventories	1,699	815	2,038	1,814
Own work capitalized	147	3	293	104
Other operating income	2,960	2,864	6,428	4,265
Materials and services	(41,142)	(30,926)	(122,814)	(111,831)
Staff costs	(19,830)	(18,759)	(61,705)	(61,063)
Goodwill amortization expense	(571)	(572)	(1,711)	(1,711)
Depreciation and amortization expense	(2,303)	(2,205)	(6,659)	(6,763)
Other operating expenses	(15,061)	(12,724)	(41,377)	(37,020)
Profit from operations (EBIT)	**5,857**	**5,440**	**21,273**	**20,505**
Income from investments	635	200	1,491	1,100
Interest and other financial expense	(984)	(808)	(2,788)	(3,072)
Net finance cost	**(349)**	**(608)**	**(1,297)**	**(1,971)**
Profit before tax	**5,508**	**4,832**	**19,976**	**18,534**
Income tax expense	**(1,669)**	**(1,711)**	**(6,498)**	**(6,828)**
Profit after tax	**3,839**	**3,123**	**13,478**	**11,706**
Minority interests	(261)	(320)	(412)	(358)
Consolidated net profit for the period	**3,578**	**2,801**	**13,066**	**11,348**

EUR		
Earnings per share[1]	1.47	1.25
Average number of shares in issue (undiluted)	8,914,114	9,116,198
Average number of shares in issue (diluted)[1]	–	9,127,366

1 There were no outstanding issues of convertible bonds under the stock option program as of 30 September 2003; the undiluted earnings per share are the same as the diluted earnings per share.

Cash flow statement

EUR'000	Jan – Sept 2003	Jan – Sept 2002
Profit before tax	19,976	18,534
Cash flows from operating activities	25,946	26,766
Cash flows from investing activities	(9,337)	(5,448)
Cash flows from financing activities	(17,680)	(17,196)
Total cash flows	(1,071)	4,122
Changes in funds		
Cash and cash equivalents at beginning of the period	9,528	8,607
Cash and cash equivalents at end of the period	8,457	12,729
	(1,071)	**4,122**
Free cash flows	**18,540**	**21,318**

Statement of changes in equity

EUR'000	Share capital	Capital reserves	Retained earnings	Foreign-currency translation reserve	Consoli-dated net profit for the period	Minority interests	Total
At 31 December 2000	**16,740**	**26,824**	**18,359**	**(380)**	**27,864**	**0**	**89,407**
Dividend 2000	0	0	0	0	(8,370)	0	(8,370)
Profit carryforward from 2000	0	0	19,494	0	(19,494)	0	0
Capital increase, share issue	1,674	25,462	0	0	0	0	27,136
Share repurchase	0	0	(2,355)	0	0	0	(2,355)
Profit after tax 2001	0	0	0	0	22,292	65	22,357
Other changes in equity	0	0	332	(180)	0	(65)	87
At 31 December 2001	**18,414**	**52,286**	**35,830**	**(560)**	**22,292**	**0**	**128,262**
Dividend 2001	0	0	0	0	(6,791)	0	(6,791)
Profit carryforward from 2001	0	0	15,501	0	(15,501)	0	0
Capital increase, share issue	154	1,471	0	0	0	0	1,625
Share repurchase	0	0	(3,740)	0	0	0	(3,740)
Profit after tax 2002	0	0	0	0	13,182	366	13,548
Other changes in equity	0	0	(467)	(3,302)	0	(366)	(4,135)
At 31 December 2002	**18,568**	**53,757**	**47,124**	**(3,862)**	**13,182**	**0**	**128,769**
Dividend 2002	0	0	0	0	(5,285)	0	(5,285)
Profit carryforward from 2002	0	0	7,897	0	(7,897)	0	0
Capital increase, share issue	0	0	0	0	0	0	0
Share repurchase	0	0	(2,647)	0	0	0	(2,647)
Profit after tax Q1-3 2003	0	0	0	0	13,066	412	13,478
Other changes in equity	0	0	843	757	0	(412)	1,188
At 30 September 2003	**18,568**	**53,757**	**53,217**	**(3,105)**	**13,066**	**0**	**135,503**

Segment reporting

EUR'000	Q1-3 2003	Q1-3 2002	Q1-3 2003	Q1-3 2002	Q1-3 2003	Q1-3 2002	Q1-3 2003	Q1-3 2002
	Truck Cranes		Hydraulic Systems		Agriculture & Forestry		Distribution	
External sales	**139,434**	123,212	**35,926**	37,016	**9,993**	7,965	**61,428**	64,519
Intra-Group sales	**92,230**	70,839	**57,623**	40,521	**4,697**	6,484	**2,135**	2,055
Total revenue	**231,664**	194,051	**93,549**	77,537	**14,690**	14,449	**63,563**	66,574
EBITDA	**23,776**	22,168	**3,567**	5,482	**2,337**	1,450	**(37)**	(121)
Profit from operations (EBIT)	**19,521**	18,074	**187**	2,019	**2,264**	1,268	**(699)**	(858)

Shareholder information

International Securities Identification Number (ISIN)	**AT0000758305**
Number of shares	**9,283,750**
Price on 30 Sept 2003	**EUR 18.36**
Earnings per share (Q1-3 2003)	**EUR 1.47**
Market capitalization on 30 Sept 2003	**EUR 170,449,650**

Share price (indexed)


140
120
100
80
60
1/1/2003
31/10/2003
PALFINGER AG
ATX – Austria Traded Index
ViDX – Vienna Dynamic Index

Financial calendar 2004

Press conference on annual results	**26 March 2004**
Annual General Meeting	**14 April 2004**
Publication of the results for Q1 2004	**12 May 2004**
Publication of the results for HY1 2004	**11 August 2004**
Publication of the results for Q3 2004	**15 November 2004**

PALFINGER AG
F.-W.-Scherer-Strasse 24
A-5101 Bergheim/Salzburg
Austria
phone (+43 662) 46 84-0
fax (+43 662) 45 00 84
www.palfinger.com

Investor Relations:

Wolfgang Anzengruber
Chairman, ext. 2218
w.anzengruber@palfinger.com

Hannes Roither
Investor Relations Officer, ext. 2260
h.roither@palfinger.com

PRESS RELEASE

PALFINGER AG reaches record revenues in 2003

- Earnings with double-digit growth rate
- Capital and reserve basis further strengthened
- Global Palfinger Structure bringing the Group nearer to customers

Bergheim/Salzburg, 26 March 2004

acc. to IFRS in EUR m	2003	+/– %	2002	2001
Revenue	334.1	+9.0%	306.5	332.1
EBITDA	37.5	+6.1%	35.4	52.1
Profit from operations (EBIT)	25.7	+10.0%	23.4	38.1
Profit before tax	24.0	+21.7%	19.7	34.6
Consolidated net profit	15.3	+15.9%	13.2	22.3
Cash flows from operating activities	39.0	+23.3%	31.7	10.7
Earnings per share (EUR)	1.73	+19.3%	1.45	2.51
Dividend per share (EUR)	0.60	–	0.60	0.75

* Recommendation to Annual General Meeting

Despite the difficult economic conditions and the alternations made as part of internal structural projects, the year 2003 was very positive for the Palfinger Group. Palfinger reached record revenue of EUR 334.1m, selling more than 18,000 cranes and systems. Revenue was raised by 9.0 percent from EUR 306.5m to the highest level in the Company's history. The Group's internationalization strategy contributed decisively to this, as higher volumes in other markets, especially Spain, Great Britain and Australia, could compensate for declines in economically difficult markets, such as the very important German crane market.

Order intake and utilization levels in the crane division rose, following the completion of the Rapid Process project. The Epsilon subsidiary became the trendsetter in timber and recycling cranes in 2003. Revenue and earnings developed above average. A new product was introduced with the tilting platform Access at the end of 2003. This was developed from core Railway Division competences.

Profit from operations (EBIT) rose 10.0 percent from EUR 23.4m last year to EUR 25.7m. This increase mainly illustrates the positive effects of the projects in the last few years. "We have laid the foundations for creating more flexibility and greater closeness to customers with 'Rapid Process' and the Location Optimization Program. Thus, we are well prepared for the future", said Wolfgang Anzengruber, CEO of PALFINGER AG.

Plan variance in productivity and the resulting negative EBIT at the French unit Guima had a negative effect on earnings. Palfinger's distribution subsidiaries in Germany and North America felt the effects of poor economic conditions. The relocation carried out in summer as part of the Location Optimization Program led to a short-term decline in productivity in crane production and assembly.

Profit before tax was at EUR 24.0m after EUR 19.7m in 2002 and consolidated net profit rose from EUR 13.2m by 15.9 percent to EUR 15.3m. Earnings per share are EUR 1.73 after EUR 1.45 in the year before and a dividend of EUR 0.60 will be recommended to the Annual General Meeting.

Palfinger was able to further improve its asset and finance structure and this improvement is reflected in the results of the projects completed to improve production (for example, Rapid Process).

Operative cash flows rose to EUR 39.0m in the reporting period from EUR 31.7m in the prior period. For this reason free cash flows continued to be on a high level at EUR 27.6m despite the increase in investments. Capital and reserves were increased by EUR 8.4m to EUR 137.2m because of the positive developments in earnings and capital employed. Both the equity ratio at

51.2 percent and the net gearing ratio at 25.0 percent reached their best levels in the history of the Company.

Location Optimization Program
In early 2002, Palfinger began to further develop the Location Optimization Program into an extensive project: Tailgate production had already been relocated to the Slovenian factory at Maribor in 2002. In 2003, assembly and delivery of medium-sized cranes (from 10 to 32 meter-tons) were moved from Bergheim/Salzburg to production facilities for crane components at Lengau, Upper Austria. Palfinger's complete cylinder production will be concentrated at Tenevo, Bulgaria by the end of the year after the implementation of extensive quality assurance measures. In early 2004, a modern training and demo center will be opened in Bergheim/Salzburg on the freed-up ground next to the company headquarters.

Global Palfinger Structure
The fulfillment of differing customer requirements in different branches and global regions is becoming ever more of a challenge because of the continual advancement of the Palfinger Group. Thus, a new company structure, called "Global Palfinger Structure," was introduced from 1 January 2004, to tackle the different demands of different markets. Palfinger now presents itself under the motto: "Closer to the customer, becoming a multi-national group."

Palfinger is being managed in area and product divisions: first, the areas "Europe," "North America," and "South America" have been defined as independent markets. All other remaining market areas will be managed out of Europe. "Flexible and fast decisions can be made on location through this new structure, which will be to the benefit of our customers and distributors, as well as our workforce", explained Wolfgang Anzengruber.

The product division management will drive global development of product divisions. It will manage the relevant development department and is responsible for the success of its products.

The new structure will contribute to the optimal implementation of the diversification strategy, as well as the optimal coordination of the marketing mix on a regional level and thus, to the best possible results for all product groups. The structure allows the Palfinger Group to expand and grow further and supports the three pillars of the Group's strategy: innovation, internationalization and diversification.

The IFRS-Segmentation, together with the new Global Palfinger Structure, resulting legal changes and changes in operational procedures, was altered on 1 January 2004. Palfinger will, in the future, report primary segmentation with "Europe and the Rest of the World", as well as "North and South America". Secondary segment reporting will show developments in the main product group "Cranes", as well as "Hydraulic Systems and Services".

Outlook
The year of 2003 showed that investments in the future of the Company are paying off. Recently completed projects, such as "Rapid Process" already have had a positive effect on business developments in this year. Further cost reductions are expected in 2004 with the conclusion of the Location Optimization Program. Global Palfinger Structure ensures more closeness to customers and thus optimal conditions for intensive market development. Thus, the Management Board of PALFINGER AG also expects 2004 to be a positive year.

Palfinger's entire cylinder production will be relocated to Tenevo in Bulgaria in 2004. The training and demo center in Salzburg will be opened early this year. The expansion of services will be fostered by this development. Restructuring at Guima should result in a continuously positive EBIT in the Container Handling Systems Profit Center in 2004.

"We see the further raising of EBIT margins across all product groups as the challenge for the coming years", said Wolfgang Anzengruber, CEO of PALFINGER AG.

Contact:	Hannes Roither, PALFINGER AG Company spokesman phone (+43 662) 4684 2260 h.roither@palfinger.com	Anton Graf, PALFINGER AG Investor Relations phone (+43 662) 4684 2275) a.graf@palfinger.com

www.palfinger.com

PALFINGER

PRESS RELEASE

PALFINGER AG announces preliminary annual earnings for 2003

- Record revenue despite difficult economic conditions
- EBIT rose about 10 percent
- New "Global Palfinger Structure" from 2004

Kitzbuhel, 23 January 2004

EUR m	2003e	+/-	2002	2001
Revenue	334.0	+9.0%	306.5	332.1
EBITDA	37.8	+6.8%	35.4	52.1
EBIT	25.7	+10.0%	23.4	38.1
EBIT margin	7.7%	–	7.6%	11.5%

The figures announced are estimates from preliminary accounts, based on IFRS. Final earnings will be released on 26 March 2004.

The year 2003 was a year of fundamental reorientation for the Palfinger Group. The management team was newly organized. Wolfgang Anzengruber took over as Chairman of the Management Board, Wolfgang Pilz is responsible for the core businesses Cranes and Hook Loading Systems, and Herbert Ortner is responsible for the marketing of Railway Systems, Tailgates, Forklifts, Container Transfer Systems, Aerial Platforms, and for Services. Eduard Schreiner is Finance Director. This team is pushing ahead with the strategy of customer-oriented market development. The Palfinger Group has been newly restructured from 1 January 2004. Decision-making competences have been brought closer to customers in individual regions. Product managers are responsible for the optimal support of regional distribution. The goals of internationalizing the Group, developing marketable innovations, as well as further diversification based on the principle of controlled earnings growth, is to be reached with the help of this new form of organization.

Despite difficult economic conditions, revenue was raised to EUR 334.0m, thus reaching a historic high. Profitability development was stable, with EBIT rising by 10 percent. The EBIT margin was increased slightly to 7.7 percent. Factors influencing earnings were the positive effects of the "Rapid Process" program in the Truck Cranes Division and the success of Epsilon. The main negative factor was unsatisfactory productivity at Guima.

Management is aiming for a further increase in EBIT in 2004, under the assumption that economic conditions remain stable. Sustainable cost cuts are expected through the completion of the Location Optimization Program. Further expansion of the service business and the restructuring of Guima should also help improve earnings.

Rückfragehinweis: Hannes Roither, PALFINGER AG
Company Spokesman
+43-662-46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
+43-662-46 84-2275
a.graf@palfinger.com
www.palfinger.com

PRESS RELEASE

PALFINGER AG with upward trend in the third quarter

- Revenue and Group earnings further increased
- Asset and finance balances show solid basis
- Free cash flows at high level of EUR 18.5m
- Gearing ratio at historically low level

Bergheim, Salzburg, 17 November 2003

According to IAS, EURm	Q1-3 2003	Change in %	Q1-3 2002
Revenue	**246.8**	+6.1%	232.7
EBITDA	**29.6**	+2.3%	29.0
EBIT	**21.3**	+3.8%	20.5
Profit before tax	**20.0**	+7.8%	18.5
Consolidated net profit	**13.1**	+15.1%	11.3
Free cash flows	**18.5**	–13.0%	21.3

Business developments in the Palfinger Group have been very positive during the third quarter, particularly in September, despite the continually difficult economic environment. Revenue reached its highest level in the Group's history when compared with the same quarter in the prior year. Earnings also rose in comparison to the year-ago period.

Revenue for the first three quarters of 2003 was at EUR 246.8m. This is an increase of EUR 14.1m or 6.1 percent from the same period the year before. EBIT was at EUR 21.3m, 3.8 percent higher than in the first three quarters of 2002 (EUR 20.5m). The Group's EBIT margin thus stands at 8.6 percent.

Above all five factors influenced the development of the Group in the first three quarters of 2003:

1. The implementation of the RAP Project has affected order intake and plant utilization in the crane division in a positive way.
2. Epsilon has become a trendsetter in timber cranes. Revenue and earnings have continued to develop above average.
3. Productivity at the Guima subsidiary is still beneath expectations. The introduction of measures to improve performance is to contribute to satisfactory earnings in 2004.
4. The changeover associated with the Location Optimization Program has led to a short-term drop in productivity in crane production and assembly.
5. Palfinger's distribution units in Germany and in North America are still experiencing the effects of the difficult global economic climate.

Profit before tax was at EUR 20.0m, an increase of 7.8 percent compared with the same period a year ago. Consolidated net profit rose 15.1 percent to EUR 13.1m

from a year ago.

The switch in crane assembly from Bergheim/Salzburg to Lengau, which was one of the main tasks of the Location Optimization Program, was completed successfully.

The Service Profit Center took on an increasingly important meaning within the Palfinger Group due to a rise in revenue and earnings. The Demo and Training Center, which is to open in Bergheim in early 2004, will bring further impetus to this business.

The Group's asset and finance balances reflect the continual improvement in production and processing especially well, giving Palfinger a solid basis for future controlled growth. Capital employed dropped from EUR 177.2m to EUR 169.0m compared to the prior balance sheet date, and is thus below the level recorded on balance sheet date. Net working capital was reduced further and was at EUR 82.0m from EUR 86.5m at the end of the third quarter in 2002 and EUR 87.0m at the year-end. Investment in property, plant and equipment rose by 63.7 percent to EUR 11.0m compared to the year before. This development was mainly due to the implementation of the Group's Location Optimization Program, which is going as planned, as well the investment in a cataphoresis-dip unit, which took up operation at the Lengau plant, providing Palfinger with a quality advantage within the branch.

Free cash flows continued to be at the high level of EUR 18.5m (previous year: EUR 21.3m), despite higher investment. Capital and reserves were increased further and reached EUR 135.5m, considerably above the level in the year-before period (EUR 128.4m). The equity ratio was 48.4 percent.

The gearing ratio improved to the historically low level of 30.6 percent (from 45.8 percent as of 30 September 2002) due to reductions in financial liabilities and the increase in capital and reserves.

Outlook

During the current year, Management is expecting a slight increase in revenue and profit compared with the previous year. Despite first indications of a recovery of the economy in North America, developments remain uncertain on the European market, especially in relation to the construction industry.

Contact:

Hannes Roither, PALFINGER AG
Public & Investor Relations
Tel: +43 (0)662 4684 2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel.: +43-662-46 84-2275
a.graf@palfinger.com
http://www.palfinger.com

PRESS RELEASE

Palfinger strengthened its position on the world market in the first half of 2003

- Company earnings rise 11 percent, despite difficult economic conditions
- Structural projects implemented by Palfinger show first results
- Free cash flow at the high level of EUR 13.8m
- Gearing ratio at historical low

Bergheim,Salzburg, 18 August 2003

According to IAS, EUR m	HY1 2003	Change in %	HY1 2002
Revenue	**166.8**	+0.6%	165.8
EBITDA	**20.9**	+0.7%	20.8
EBIT	**15.4**	+2.3%	15.1
Profit before tax	**14.5**	+5.6%	13.7
Consolidated profit after tax	**9.5**	+11.0%	8.5
Free cash flow	**13.8**	−7.6%	14.9

The Palfinger Group was able to maintain revenue levels and slightly increase earnings in the first six months of this year compared with the year-before period, despite adverse conditions. This development is especially positive, given the weak earnings in the second half of 2002.

Five factors, in particular, have influenced the development of the Company in the first half of 2003:

1. The implementation of the RAP project increased order intake and utilization in the crane division.
2. Epsilon applied its technological and quality advantages successfully, raising revenue and doubling earnings.
3. Restructuring showed its first results in the form of increased order intake of the "new" products Palgate tailgates and Crayler truck-mounted forklifts.
4. The markets for the Group's sales and distribution subsidiaries in North America and Germany have declined further.
5. The productivity program introduced at Guima did not produce satisfactory effects.

Compared with the first half of 2002, revenue rose by 0.6 percent to EUR 166.8m. EBIT was at EUR 15.4m, an increase of 2.3 percent. The EBIT margin slightly increased to 9.2 percent.

Profit before tax was at EUR 14.5m from EUR 13.7m in the first half 2002. Consolidated profit after tax reached EUR 9.5m from EUR 8.5m in the comparative period, an increase of 11.0 percent.

The positive trend continued in the Group's asset and finance balances. Capital employed dropped from EUR 181.0m to EUR 169.3m compared with the end of the same period in the previous year, and thus, was below the level recorded on balance sheet date at the end of

2002. In the reporting period net working capital further declined as in the first quarter. The indicator stood at EUR 84.3m in the first half of 2003 from EUR 87.8m in the first half of 2002 and EUR 87.0m at year-end. Investment in property, plant and equipment rose about 5 percent to EUR 6.4m. The investments were mainly directed to the implementation of the location optimization program, which is going ahead as planned.

Free cash flows were still at a high level, namely EUR 13.8m. The amount freed up was used to further reduce financial liabilities, resulting in a considerable improvement in Group financial balances. The development of the gearing ratio has been particularly positive, as it declined to 34.5 percent from 49.4 percent a year ago, due to the reduction in net financial liabilities, and reached a historic low. At year-end, the gearing ratio had still stood at 40.2 percent. Capital and reserves rose again, despite the payment of a dividend of EUR 0.60 per share (EUR 5.3m) and the share repurchase (EUR 8.7m). They reached EUR 132.6m on 30 June 2003 from EUR 128.5m in the first half of 2002. Thus, the equity ratio is 47.5 percent.

Outlook

During the current year Management is expecting a further slight increase in revenue and earnings.

Economic conditions remain uncertain and forecasts are changing on a weekly basis in some cases. The construction and transport sectors are suffering from extreme fluctuations. The Palfinger Group has already proven its strength in difficult economic circumstances in past years and will continue to tap the full potential of the market. The Group's long-term projects, such as the location optimization program and international expansion, will be continued. Another focus point will be to increase productivity at Guima.

Contact:

Hannes Roither, PALFINGER AG
Public & Investor Relations
Tel: +43 (0)662 4684 2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel.: +43-662-46 84-2275
a.graf@palfinger.com
http://www.palfinger.com

Press release

Österreichische Bundesbahnen
Güterverkehr

PRCIT, Team Öffentlichkeitsarbeit
A-1010 Wien, Gauermanngasse 2 - 4
Tel. +43 (01) 93 000 - 36 264
Fax +43 (01) 93 000 - 33 984
E-Mail: andreas.weigel@gv.oebb.at

ÖBB - RAIL CARGO AUSTRIA FOCUSES ON FLEXIBLE *MOBILER* TRANSHIPMENT SYSTEM

Brussels (ÖBB) – At the invitation of Walter Blachfellner, Landesrat of the Austrian province of Salzburg responsible for transport, Palfinger-Bermüller, and Rail Cargo Austria, the Freight Services Division of the Austrian Railways (ÖBB), present the MOBILER transhipment system and its operating and application possibilities to representatives of the EU Parliament and the media. in the light of sectoral bans on road transports and road pricing, the system, which has won numerous awards, provides a very flexible, economically efficient and environmentally sustainable transport alternative. MOBILER was built and tested in practice for specific customers and product groups. To date, some 200, 000 tons of freight have already been shifted annually to rail with this system. This corresponds to the transport volume of about 10,000 lorry-trailer units. ****

Enlarging the product range of Rail Cargo Austria, MOBILER has been in use for more than a year. It allows fast and efficient transhipment of goods to the sustainable railway mode without having to dispense with the benefits of road trucks, i.e. speed and flexibility, for delivery. MOBILER can be used on any loading siding, the sides of which can be accessed by road trucks. With MOBILER, special swap bodies and containers can be transferred directly between rail waggon and road truck. A special hydraulic lift-and-push system allows the MOBILER truck driver to tranship the MOBILER container safely and quickly between rail waggon and road truck without any external assistance. For transhipment, which is carried out horizontally and therefore possible even under overhead contact lines, no special loading ramps or rail infrastructure need to be provided.

NUMEROUS AWARDS FOR INNOVATION IN TRANSSHIPMENT

In 2000, the MOBILER system won the innovation award of the province of Salzburg. Since then, the well-engineered transhipment system has stood the test in practice and has been used f.ex. to operate transports for the Salzburg brewery Stiegl. For the additional MOBILER module E-LOGISTICS and the resulting link-up of goods and information flows, Messrs. Palfinger and Rail Cargo Austria were also awarded the international "e-log@istics-award 2002"

"To win this award", Ferdinand Schmidt, Executive Director on ÖBB's Board of Management responsible for Transport Operations, points out proudly "criteria such as user benefit, acceleration effects on the value-added chain, and potential of the solution to be developed needed to be met. The E-LOGISTICS system for real-time tracking of goods and vehicles won the award because the connection of transponder technology and GPS satellite monitoring with tracking of containers and waggons now provides transparency throughout the overall logistics chain in combined transport as well, otherwise existing only in closed company systems."

MOBILER offers benefits in particular to companies having no direct access to the rail network. Apart from benefits for customers not provided with private sidings of their own, the system can also optimize the capacity of private sidings which may be restricted by space limitations.

In Salzburg, MOBILER is used amongst others by the chipboard manufacturing company Kaindl because the easy-to-operate technology is particularly suitable for handling containers and harzardous goods (chemicals and mineral oil). With horizontal transhipment, the container needs to be lifted a few centimeters only and there is no risk of it to fall down or tip over.

ECONOMICALLY ATTRACTIVE, ENVIRONMENTALLY FRIENDLY TRANSPORT ALTERNATIVE

"We developed special MOBILER variants to suit different transport and logistics needs", says Walter Schwaighofer, Rail Cargo Austria's product manager responsible for the MOBILER. "After the MOBILER technology stood the test in transports of palletized goods, such as commercial goods, building materials and beverages, we have enlarged the product range by providing the MOBILER bulk container. Thanks to this novelty we have optimized transports of waste paper, cereals, chopped products, waste, scrap, and debris. We developed the bi-modal MOBILER solution, which is a particularly flexible combination of road and rail freight transports, in order to provide industry, in the light of sectoral bans on road transports and road pricing, with another economically attractive and environmentally friedly transport alternative.

OTHER CLIENTS USING MOBILER, AREAS IN WHICH MOBILER IS USED

At present, renowned companies, such as Brau Union, Dockal, Kaindl, Loacker, Logochem, Mayr-Melnhof, Norske-Skog, Rieger, Stiegl and Vereinigte Fettwarenindustrie use the MOBILER for waste paper, chemicals, beverages, scap and vegetable oil transports. Since the end of 2002, Rail Cargo Austria has moved 80 MOBILER bulk containers loaded with scrap from Vorarlberg via the Brenner to Northern Italy. As of summer 2003, an additional 60 MOBILER bulk containers will be used for waste paper transports.

Rail Cargo Austria expects that the number of clients, as well as areas and sites in which the MOBILER system will be used, will increase significantly. Today, the volume of freight shifted annually from road to rail amounts already to 200,000 tons, although the system was orginally designed and put to test for specific clients and product groups. This volume, which corresponds to 10,000 lorry-trainler units, could be captured because the system offers clients the right cost-performance ratio (in an environment which is characterized by keen competition from road, which, lacking cost transparency, enjoys a major competitive edge). Holding economic benefits for the company, its clients and service providers, Rail Cargo Austria will offer the solutions also to other clients and sectors of industry.

MOBILER, A SHOWCASE FUTURE-ORIENTED PRODUCT

Apart from the MOBILER versions for swap bodies, bulk containers, and tank containers, all

20' ISO tank and box containers can also be transferred very quickly with the Mobiler adapter.

"At the latest transport and logistics trade fair in Munich we also presented MOBILER solutions for swap bodies without the Mobiler guiding device", reports Wolfgang Scharinger, head of Rail Cargo Austria."The new jumbo swap body variant, with more than 3 m of interior height, allows us to move transport tackle in three stacks, a requirement of the automotive industry. In the vehicle sector, this will allow us to shift transports back from road to rail in the near future. In addition, we plan to enlarge the Mobiler product range by 30' swap bodies and containers. Thus, we will be able to close the last gap in our product range and to handle bulk goods in tilting silo containers".

PALFINGER

PRESS RELEASE

PALFINGER AG nominates new Chairman of the Management Board

- Wolfgang Anzengruber expected to start on 1 September 2003

Bergheim,Salzburg, 22 May 2003

The Supervisory Board of Vienna Stock-Exchange listed PALFINGER AG has nominated Wolfgang Anzengruber to the post of Chairman of the Management Board. Anzengruber is expected to begin his new job on 1 September, subject to the agreement of the Supervisory Board of Salzburg AG, and will be primarily responsible for manufacturing processes (technology, production, assembly processes, development and innovations) at Palfinger.

Wolfgang Anzengruber, 46, has been a member of the Management Board of Salzburg AG responsible for Distribution, Marketing and Technical Services since 2000. In 1999, he was appointed to the Management Board of Salzburger Stadtwerke, which one year later was merged with SAFE. Anzengruber started his professional career in the SGP Group. His positions were in environmental technology, the management of corporate planning for transport technology and the management of Systec industrial automation. From 1990 onwards, he took on a management role in the ABB Group in the robotics, drive engineering and factory automation divisions, was business manager for ABB Energie AG and, then, a member of the Management Board of ABB Österreich through his post as Manager for Industry and Buildings Systems. Anzengruber studied Engineering Management Sciences at the Technical University of Vienna, is married and the father of three children.

With his nomination, the management team is complete: Eduard Schreiner has been Finance Director since March 2002, and Herbert Ortner and Wolfgang Pilz took over the marketing agendas in February 2003.

Contact:

Hannes Roither, PALFINGER AG
Public & Investor Relations
Tel: +43 (0)662 4684 2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel.: +43-662-46 84-2275
a.graf@palfinger.com
http://www.palfinger.com

PALFINGER

PRESS RELEASE

Increase in revenue and earnings for Palfinger AG in the first quarter of 2003

- Rising order intake and better production utilization thanks to completion of RAP project
- Further improvements in investment and financing

Bergheim, Salzburg, 19 May 2003

acc. to IAS in EUR m	Q1 2003	Change in %	Q1 2002
Revenue	80.0	+ 1.9%	78.4
EBITDA	10.0	+ 1.4%	9.9
EBIT	7.2	+ 1.8%	7.1
Profit before tax	6.5	+ 2.5%	6.4
Consolidated net profit for the period	4.2	+ 5.1%	4.0
Free cash flow	4.1	+ 9.0%	3.8

The first quarter of 2003 showed a significant improvement compared with the earnings weakness seen in the second half of 2002, which was particularly affected by external and internal one-time effects. Revenue was at EUR 80.0 million (m), up 1.9 percent compared with the corresponding figure from the year before of EUR 78.4m. EBIT was at EUR 7.2m from EUR 7.1m in the first quarter of 2002. The EBIT margin was unchanged at 9.0 percent of revenue and illustrates Palfinger's continued better market positioning compared to its direct competitors.

For the most part Group developments can be attributed to four factors in the first quarter of 2003:

1. The completion of the RAP project in the fourth quarter of 2002 raised demand for Palfinger cranes and increased average factory utilization.
2. Epsilon was yet again able to produce to strong earnings growth.
3. Productivity was increased at Guima in comparison with the fourth quarter of 2002, though it still remains unsatisfactory.
4. The Iraq War and the harshest winter in North America for decades affected earnings at the North American distribution unit.

In the past few months, there have been further favorable trends in order intake for truck-mounted cranes, which have also affected production utilization positively. This can be traced back to the completion of reductions in worldwide inventories that were part of the Rapid Process project (RAP), among other things. The implementation of the RAP – the project has enabled a cut in delivery times of up to 70 percent through process optimization – resulted in a sharp decrease in production utilization through a decline in global inventories in 2002.

Palfinger began assembling cranes in North America at the existing Niagara Falls plant in Canada at the start of 2003. This development, together with financing and hedging measures, has reduced the influence of the US dollar exchange rate, which had a negative effect on earnings of about EUR 2.8m in 2002. However, the significantly weak exchange rate of the US dollar as compared to 0.87 at the end of the first quarter of 2002, the Iraq War and the harsh winter adversely affected earnings in North America.

Palfinger initiated a productivity program at its Guima subsidiary, which makes hook loading systems, at the end of 2002. Production at Guima could not keep pace with volumes because of difficulties with switching to new equipment standards and the location at the same time taking over the production of all hook loading systems produced by the Palfinger Group. The productivity measures were already effective in the first quarter of 2003 and should result in a continual improvement in earnings.

Profit before tax rose by 2.5 percent to EUR 6.5m compared with the first quarter of 2002 due to higher EBIT and lower financing expenses; and consolidated net profit for the period increased by 5.1 percent to EUR 4.2m because of a lower tax quota.

The trend is also positive in the investment and financing sectors. Capital employed dropped EUR 5.0m to EUR 165.2m in comparison with 31 December 2002, despite higher revenue. This was achieved mainly through a decline in net working capital from EUR 87.0m to EUR 81.9m. Investment in property, plant and equipment was, as planned, at EUR 2.7m in the first quarter of 2003, under the level of depreciation and amortization of EUR 2.8m. This development in capital employed is also reflected in the further increase in free cash flow, which at EUR 4.1m was 9.0 percent higher than in the same quarter in the prior year (EUR 3.8m). The gearing ratio could be decreased from 40.2 percent to 39.4 percent in comparison to 31 December 2002, despite the decrease in capital and reserves resulting from the share repurchase and dividend payments for 2002.

The share repurchase program ended on 28 April 2003. Palfinger AG bought back a total of 475,429 of its own shares in four tranches, or 5.12 percent of its issued capital. The purpose of the buyback was to create acquisition currency for future expansion steps.

Based on developments in the past few months Management expects a small improvement in revenue and earnings for 2003, mainly through process optimization and the stronger market orientation of the Group.

Contact:

Hannes Roither, PALFINGER AG
Public & Investor Relations
Tel: +43 (0)662 4684 2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel.: +43-662-46 84-2275
a.graf@palfinger.com

http://www.palfinger.com

PRESS RELEASE

New Management Team at Palfinger to Start Market Offensive

- Wolfgang Pilz and Herbert Ortner appointed to management board
- Klaus Schützdeller resigns
- New team to focus on more aggressive market strategy

Bergheim/Salzburg, 4 February 2003

The Supervisory Board of Palfinger AG has appointed Wolfgang Pilz and Herbert Ortner to the Group's management board as of 1 February 2003 and is re-emphasising the group's strategic orientation. Pilz and Ortner will mainly focus the group's activities on the rapid changes in market requirements. Pilz, formerly the manager responsible for marketing and distribution in the Truck Cranes division, will concentrate on the group's core business of truck cranes and hook-loading equipment. Ortner is going to pursue the growth of future earnings providers such as Crayler, Palgate, Mobiler, E-Logistics, as well as the established railroad equipment division and ensure their continued success and push for further market penetration. He will drive the further expansion of Palfinger's service and distribution businesses.

The Supervisory Board has also reinforced the strategy of the group, namely: "Innovative solutions to management of the interfaces across the entire transport chain." Market penetration of Palfinger growth products will be pursued and followed through more aggressively.

The current Chairman, Klaus Schützdeller, has asked the Supervisory Board to accept his resignation for personal reasons with immediate effect. The Supervisory Board has accepted this request and has agreed to an amicable termination of Mr Schützdeller's contract. Mr Schützdeller significantly contributed to the success of the Group from 1996 onwards. The position of Chairman will be filled by someone new during the course of the year. In the meantime, Klaus Schützdeller's tasks will be taken over by the new management team.

Wolfgang Pilz, born in 1959, has been active in Palfinger's crane business for 19 years. From 1997 onwards, he was the extremely successful manager of the Truck Cranes division, which accounts for about 50 percent of Group revenue and about 90 percent of the Group's EBIT.

Herbert Ortner was born in 1968 and has been in charge of building up the Group's strategically important spare parts, components and service business at which he has been very successful. Among other qualities, he is known for his strong drive to put plans into action. Before he joined Palfinger, he was Global Manager for Industrial Hoses at the Vienna Stock Exchange-listed Semperit Group.

Contact:

Hannes Roither, PALFINGER AG
Public & Investor Relations
Tel: +43 (0)662 4684 2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel.: +43-662-46 84-2275
a.graf@palfinger.com

http://www.palfinger.com

PALFINGER

PRESS RELEASE

PALFINGER AG announces projected results for 2002

- 2002 was characterized by investments in future projects
- 2nd half did not bring expected earnings revival
- However, comparisons with peer group show continued strength of Palfinger Group

Kitzbuehel, 23 January 2003

in EUR m	2002e	+/-	2001	2000
Volume (systems)	16,671	(5.8%)	17,700	17,097
Revenue	306.8	(7.6%)	332.1	315.0
EBITDA	35.4	(32.1%)	52.1	54.5
EBIT	23.0	(39.6%)	38.1	44.7

The figures presented are provisional results taken from the projected IAS statements. The final results will be published on 24 March 2003.

2002 was a difficult year for the Palfinger Group. Due to difficult global business conditions, sales of systems fell about six percent. Nevertheless, projects with long-term future effects in production processes (RAP) and the optimization of plant location were introduced as scheduled. In 2002, revenue fell 7.6 percent to EUR 306.8m. This was mainly because of poor economic conditions, particularly in Germany, and because of the completion of inventory reductions. The Group's projected operating earnings (EBIT) stood at EUR 23.0m from EUR 38.1m in 2001, a drop of 39.6 percent. These figures reflect reduced production utilization, the unfavorable exchange rate between the Euro and the US Dollar and a shift in product mix toward less profitable products.

Even so, comparisons with the company's peer group show the continued strength of Palfinger, which is again the top player thanks to its EBIT margin of 7.5 percent. The Group's equity ratio reached a historic high of about 45 percent.

The year 2002 was characterized by investing into the future. The RAP Project designed to cut delivery times for truck cranes was fully implemented in July. Inventory reductions made during the introduction of the project have been completed, and should cause a return to increased utilization levels. Furthermore, Palfinger has invested in strengthening customer orientation and in the next stage of its location optimization program, namely, in constructing a Service and Demonstration Center and in relocating production facilities, which will cut costs by EUR 8m to EUR 10m starting in 2004.

The management expects a slight improvement in sales, earnings and margins for 2003.

Contact:

Hannes Roither, PALFINGER AG
Public & Investor Relations
Tel: +43 (0)662 4684 2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel.: +43-662-46 84-2275
a.graf@palfinger.com

http://www.palfinger.com

Agenda

PALFINGER AG Annual General Meeting

Agenda

1. Presentation of the approved annual financial statements as of 31st December 2003 including the report from the Management Board, the consolidated financial statements dated 31st December including the consolidated report from the Management Board and the Management Board's proposal for profit distribution, together with the report of the Supervisory Board in accordance with Section 96 of the Austrian Stock Corporation Act (AktG) for the financial year 2003.

2. Resolution on the distribution of the net profit stated in the company's annual financial statements as of 31st December 2003.

3. Resolution on the discharge of the members of the Management Board for the financial year 2003.

4. Resolution on the discharge of the members of the Supervisory Board for the financial year 2003.

5. Election of the auditors for the annual and consolidated financial statements for the financial year 2004.

6. Election of the members of the Supervisory Board

7. Resolution on a stock option programme and the authorization to issue, under this stock option programme, 12,000 stock options each to DI Herbert Ortner and Ing. Wolfgang Pilz in their capacity as members of the Management Board. The corresponding in accordance with Section 159(2) No. 3 of the Austrian Stock Corporation Act (AktG) was published in the Official Journal (Amtsblatt zur Wiener Zeitung) on 23rd March 2004.

In accordance with Art. 19 of the Articles of Association, only those shareholders who deposit their shares with an Austrian Notary Public or at the main branch of a domestic bank on 6th April 2004 at the latest and leave them there until the end of the meeting, are authorised to attend and cast their votes at the Annual General Meeting.
The depositaries must submit to the company the certificates relating to the deposit by 7th April 2004 at the latest.

Tab 9


PK 90002
Performance
PALFINGER
Report on the First Quarter of 2004
PALFINGER

Financial highlights of PALFINGER AG (in accordance with IFRS)

EUR'000	Q1 2004	Q1 2003	Q1 2002	Q1 2001	Q1 2000
Income statement					
Revenue	**86,391**	79,966	78,446	86,815	73,452
EBITDA	**8,857**	10,049	9,906	14,494	12,646
EBITDA margin	**10.3%**	12.6%	12.6%	16.7%	17.2%
Profit from operations (EBIT)	**6,056**	7,201	7,077	11,808	10,496
EBIT margin	**7.0%**	9.0%	9.0%	13.6%	14.3%
Profit before tax	**5,531**	6,511	6,355	10,682	9,302
Consolidated net profit for the period	**3,546**	4,188	3,983	7,006	6,084
Balance sheet					
Total assets	**290,825**	275,376	298,423	291,001	241,136
Non-current assets	**117,982**	118,085	134,639	106,699	91,250
Liabilities	**153,694**	148,743	174,100	202,849	172,930
Gearing	**28.7%**	39.4%	55.5%	68.8%	86.6%
Capital and reserves	**134,996**	125,736	123,916	87,933	68,778
Equity ratio	**46.4%**	45.7%	41.5%	30.2%	28.5%
Issued capital	**18,568**	18,568	18,414	16,740	16,740
Cash flow and Investments					
Cash flows from operating activities	**(2,328)**	5,791	8,234	2,858	12,614
Free cash flow	**(4,790)**	4,122	3,780	(2,203)	9,418
Investment in property, plant and equipment	**1,941**	2,649	4,108	5,147	1,943
Depreciation and amortization	**2,801**	2,848	2,829	2,686	2,150
Payroll					
Average payroll for the period[1]	**2,412**	2,269	2,279	1,790	1,656
Value					
Net working capital	**78,504**	81,910	86,013	66,366	58,211
Capital employed (at balance sheet date)	**166,775**	165,194	180,978	138,011	116,027

1 Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time employees.

Quarterly report for the period ended 31 March 2004

Economic background

In the past months, the recovery of the global economy has strengthened. Industrial output is rising, investment is increasing and the IMF has raised its forecast for the year 2004. Even so, the construction industry was still weak in the first quarter of 2004.

Economic development in the Eurozone, and especially in Germany, is lagging behind the general trend. The forecast for German growth was reduced as recently as April. The USA was positive in the first quarter, although the high expectations were not met. In Latin America, especially in Brazil, growth remained poor and consolidation is expected in 2004. Asia has been showing the strongest upward trend, with economic growth of 7.2 percent expected in 2004.

The rapid global recovery, combined with currency developments, has also affected raw material prices. Oil prices have soared, as well as prices for metals.

Group performance

The first quarter was marked strongly by the introduction of SAP at all of Palfinger's European production divisions. Output was reduced, as planned, by about 50 percent until mid-February, to ensure the successful introduction of SAP. From mid-February onwards production was raised to full capacity so that the revenue backlog of the first six weeks of the year could be compensated for through overtime and extra shifts in March. The additional expenses resulting from this process and the one-time costs for the introduction of SAP and for the development of the cylinder production plant in Tenevo, Bulgaria, affected first-quarter earnings negatively compared to the same period in the previous year.

Revenue rose in comparison to the first quarter of 2003 from EUR 80.0m to EUR 86.4m, which equals growth of 8.0 percent. EBIT was at EUR 6.1m from EUR 7.2m in the same period of the year before, a decrease of 15.9 percent compared to the first quarter of 2003. At 7.0 percent, the EBIT margin was above the level recorded in the second half of 2003.

The increase in revenue was mainly due to growth in the newer hydraulic systems. Furthermore, revenue in North America rose faster than in Europe in percentage terms. These tendencies reflect the continual diversification – based on the core business – and internationalization of the Palfinger Group. They are, however, linked to lower margins. These, together with the one-time costs for special projects that affected the first quarter, led to a short-term decrease in EBIT.

March was marked by very good developments. Based on this positive trend, which is supported by good order intake, it will be realistic to reach the EBIT level achieved in the previous year by mid-year.

Revenue (EURm)


Q1 02
Q1 03
Q1 04
0
10
20
30
40
50
60
70
80
90

EBIT (EURm)


Q1 02
Q1 03
Q1 04
0
5
10

Delivery times for cranes increased because of reductions in production, as well as high order intake and a supply bottleneck. Furthermore, rising demand for steel led to longer delivery times and an increase in prices for steel products. This rise in costs led to price increases on Palfinger products, which are being passed on to customers.

Profit before tax fell in line with developments in EBIT, from EUR 6.5m in the first quarter of 2003 to EUR 5.5m in the reporting period. Consolidated net profit decreased from EUR 4.2m to EUR 3.5m.

Consolidated net profit (EURm)


Q1 02
Q1 03
Q1 04
0
2.5
5

Group assets, finances and earnings

Developments in Group assets, finances and earnings during the first quarter of 2004 were affected by production reductions up to mid-February 2004 and the rapid rise in output that followed. From mid-February, the lower production levels of the first one and a half months were compensated for and the rise in order intake accounted for.

As a result of rising production in March 2004, inventories rose by EUR 12.5m compared to March 2003 to EUR 72.9m and receivables and other current assets rose by EUR 2.3m to EUR 92.9m. Thus, active working capital rose by EUR 14.7m to EUR 165.9m. Passive working capital rose by EUR 18.2m to EUR 87.4m, mainly because of the simultaneous increase in delivery liabilities. Therefore, net working capital fell, despite the increase in revenue of 8.0 percent, by EUR 3.4m, or 4.2 percent, to EUR 78.5m in comparison to the end of the same prior-year period.

Investment in property, plant and equipment was EUR 1.9m in the first quarter of 2004 and was made up mostly of investments made as part of the Location Optimization Program (cylinder production in Bulgaria). Capital employed was at EUR 166.8m from EUR 165.2m at the end of the same period in the previous year.

Operative cash flows in the reporting period were at EUR –2.3m from EUR 5.8m in the same period of the year before. This mainly resulted from increases in net working capital since the end of 2003 due to output increases in March 2004. Free cash flow was at EUR –4.8m from EUR 4.1m in the same period a year ago due to the slight rise in cash investments (EUR 3.0m from EUR 2.2m in the prior year). Negative free cash flow was financed by rises in current financial liabilities.

Net financial debts rose from EUR 34.3m at the end of 2003 to EUR 38.7m at the end of the reporting period (EUR 49.5m as of 31 March 2003). Thus, the gearing ratio was at 28.7 percent from 39.4 percent at the end of the same prior-year period. The gearing ratio was 25.0 percent at the end of 2003. The equity ratio was raised from 45.7 percent as of 31 March 2003 to 46.4 percent and illustrates the good financial basis for the future growth of the Palfinger Group.

Other events

As of 1 January 2004, the new Global Palfinger Structure was introduced to accommodate different market demands. Since then, Palfinger has been managed by Areas and Product Divisions. There is a separate division responsible for production processes in Europe. Decentralized, flexible and fast decisions can be made on location due to this new structure. It will aid the rapid implementation of strategy and the better co-ordination of the market mix on a regional level. At the same time, IFRS segment reporting was brought in to fit this structure.

Palfinger's entire cylinder production will be transferred to Tenevo in Bulgaria as part of the Location Optimization Program. In the past months, there have been comprehensive quality assurance measures that will enable a transfer by the end of 2004. The completion work for the Service and Demo Center in Bergheim/Salzburg is fully under way.

Palfinger took part in the world's largest construction machinery fair, the BAUMA, in Munich at the end of March. There, 14 new crane types and further product innovations were presented and visitor interest was tremendous. The record number of visitors at the fair and numerous enquiries are also indicators of the end of the downward economic trend.

Management presented the Company at international investor conferences and roadshows in the past months. The price of Palfinger shares rose from EUR 22.73 at the end of 2003 to EUR 26.90 on 31 March 2004 and the upward trend is continuing.

A dividend of EUR 0.60 per share was approved at the Annual General Meeting on 14 April 2004. This is a dividend yield of 3.5 percent using the average share price for 2003.

Performance of the Company's divisions

Segmentation according to IFRS was brought in on 1 January 2004, along with the implementation of Global Palfinger Structure. Since then, Palfinger has separated group revenue and EBIT in a primary segmentation with the regions "Europe and the Rest of the World" and "North and South America" and a secondary segmentation with the product groups "Cranes", as well as "Hydraulic Systems and Services". Figures for the year 2003 were re-calculated using this segmentation and presented here to ensure comparability.

The segment Europe and Rest of the World comprises Palfinger Europe GmbH, the distribution companies Palfinger GmbH (Germany), Palfinger Norge AS, Palfinger Bermüller GmbH, EPSILON Kran GmbH and S.A. Financière Palfinger with the Guima Group. The units STEPA Farmkran GmbH, Palfinger France S.A., Palfinger Argentina S.A. and Palfinger Southern Africa (Pty) Ltd. are included in this segment at equity. All product groups except telescopic cranes are marketed in this segment.

In the first quarter of 2004, there were very positive developments in order intake mainly in Austria, France, Germany, and Great Britain compared with the year before. Spain remains at a high level. Italy, Scandinavia and the Benelux countries showed weakness. Positive tendencies were noticeable in the new EU countries and in Asia, Korea and South Africa.

Revenue in this segment rose by 5.3 percent from EUR 71.9m in the first quarter of 2003 to EUR 75.8m in the first quarter of 2004. EBIT fell by 10.9 percent in the same period from EUR 6.8m to EUR 6.0m. This decline is a result of the factors already mentioned.

The segment North and South America comprises the companies Palfinger USA, Inc. and Tiffin Loader Crane Company in the USA, Palfinger Inc. in Canada, as well as Madal Palfinger S.A. in Brazil. Cranes and Services are available both in North and South America while Palift hookloaders and Crayler portable forklift trucks are sold in North America and telescopic cranes belong to the product portfolio in Brazil.

An economic recovery is already noticeable in North America. Despite the hard winter, the first quarter was marked by good crane order intake, although delivery times have been long because of production caps in Austria until mid-February. The new Crayler has been received well and further volume increases are expected.

Business in South America was marked by uneven economic developments in different countries and changes in company financing by the Brazilian National Bank for Economic and Social Development (BNDES) made in the previous year, which have made it more difficult for Palfinger's customers to finance cranes. Even so, Palfinger was able to strengthen its market position.

Revenue in this segment was raised by 32.1 percent from EUR 8.0m in the same quarter in the prior year to EUR 10.6m. Even so, EBIT dropped from EUR 0.4m to EUR 0.02m. This decline is a result of, among other things, an increase in fixed costs relating to market development and volume shifts from cranes to "new" products with start-up costs and, thus, narrower margins. However, order backlogs in North America allow for the assumption that there will be an improvement in earnings in the following quarters of 2004.

Revenue

EURm	Q1 03	Q2 03	Q3 03	Q4 03	**Q1 04**
Europe and Rest of the World	71.9	74.4	69.4	77.8	**75.8**
North and South America	8.0	12.5	10.5	9.5	**10.6**

EBIT

EURm	Q1 03	Q2 03	Q3 03	Q4 03	**Q1 04**
Europe and Rest of the World	6.8	7.4	4.9	6.2	**6.0**
North and South America	0.4	0.9	1.0	(1.8)	**0.02**

The Cranes segment comprises the knuckle-boom crane, forest crane and, in Brazil, the telescopic crane product divisions. The effects of the Palfinger Group's continuing structural projects were felt the most strongly in this core business in the first quarter of 2004. In general, markets developed positively; excellent order intake led to longer delivery times for cranes on account of production cuts until mid-February in the course of the introduction of SAP and a supply bottleneck.

Revenue in the secondary segment Cranes rose slightly by 0.9 percent from EUR 59.3m to EUR 59.8m compared with the year before. Profit from operations dropped by 15.0 percent from EUR 8.1m to EUR 6.9m. The drop was because of the additional costs relating to the reduction mentioned and the resulting catch-up in productivity, as well as costs relating to the Location Optimization Program and SAP. Volumes, revenue and earnings increased over-proportionally at Epsilon.

The Hydraulic Systems and Services segment comprises the Palift, Palgate, Crayler, Railway, Mobiler and Access product divisions, as well as Services.

There was an increase in order intake in the Palift Product Division in the first quarter of 2004. It was more than 50 percent higher than the value in the prior year. This was mainly because of the sorting out of investment hold-ups and the growing recycling sector. The French and German markets saw the most growth. Production was increased in the past months and turnaround will be achieved in 2004.

The market for Palgate developed differently in different parts of Europe: while the German market exhibited upward tendencies, a recovery is still not visible in Italy, France and the Benelux countries. Volumes developed positively due to the concentration on the German market. The trend is moving from the individual to the tender business, which is associated with lower prices.

In the Crayler Division, order intake was significantly increased in comparison with the year before. New distribution partners were gained in Europe.

The Railway Division provides constant market volumes and accordingly good order intake. At the present time, a modular railway crane series is being worked on, designed to reduce running costs in construction and assembly.

Market access remains difficult for the Mobiler. At the present time, there are 50 Mobilers in operation, also in international transportation to Italy since the end of 2003.

The Access aerial platform was presented in the fourth quarter of 2003. Distribution and sales activities for this product group are in development.

The upward trend in product sales was also reflected in the Services Division. The Extranet, an information and service platform for dealers and customers, has been received well and online service functions are being used intensively.

The segment's revenue was increased by 28.4 percent from EUR 20.7m to EUR 26.6m. EBIT improved from EUR –0.9m by 7.3 percent to EUR –0.8m.

Revenue

EURm	Q1 03	Q2 03	Q3 03	Q4 03	**Q1 04**
Cranes	59.3	62.7	58.3	65.1	**59.8**
Hydraulic Systems and Services	20.7	24.2	21.6	22.2	**26.6**

EBIT

EURm	Q1 03	Q2 03	Q3 03	Q4 03	**Q1 04**
Cranes	8.1	10.3	8.4	6.7	**6.9**
Hydraulic Systems and Services	(0.9)	(2.1)	(2.6)	(2.2)	**(0.8)**

Outlook

As expected, the first quarter was marked by weak earnings. However, developments in the month of March already indicated that this was a temporary decline that will be compensated for by the middle of the year due to the continuously good order situation.

Further increases in production at Guima, the focused expansion of service activities and further cost reductions resulting from the completion of the Location Optimization Program will all still affect 2004 positively. Management expects an increase in earnings for the entire year depending on economic conditions.

Balance sheet as of 31 March 2004

EUR'000	31 March 2004	31 Dec 2003	31 March 2003
ASSETS			
Non-current assets			
Property, plant and equipment	81,054	81,160	76,581
Goodwill	22,118	21,329	22,945
Other intangible assets	1,343	1,462	1,148
Investments	5,873	5,512	5,555
Other non-current assets	4,576	4,938	8,035
Deferred tax	3,018	3,365	3,821
	117,982	**117,766**	**118,085**
Current assets			
Inventories	72,920	59,900	60,434
Receivables and other current assets	92,943	81,930	90,685
Cash and cash equivalents	6,980	8,235	6,172
	172,843	**150,065**	**157,291**
Total assets	**290,825**	**267,831**	**275,376**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	18,568	18,568	18,568
Capital reserves	53,757	53,757	53,757
Retained earnings	62,199	52,177	52,646
Valuation reserves for financial instruments	487	965	434
Foreign currency translation reserve	(3,561)	(3,576)	(3,857)
Consolidated net profit for the period	3,546	15,283	4,188
	134,996	**137,174**	**125,736**
Minority interests	**2,135**	**1,762**	**897**
Non-current liabilities			
Non-current financial liabilities	19,112	19,007	40,727
Non-current provisions	12,680	12,719	11,904
Deferred tax	369	420	108
Other non-current liabilities	5,282	6,472	6,830
	37,443	**38,618**	**59,569**
Current liabilities			
Current financial liabilities	28,893	24,980	19,965
Other current provisions	24,568	21,235	20,340
Other current liabilities	62,790	44,062	48,869
	116,251	**90,277**	**89,174**
Total equity and liabilities	**290,825**	**267,831**	**275,376**

Income statement for the period ended 31 March 2004

EUR'000	Jan–March 2004	Jan–March 2003
Revenue	**86,391**	**79,966**
Changes in inventories	9,826	728
Own work capitalized	10	54
Other operating income	2,948	942
Materials and services	(51,708)	(37,751)
Staff costs	(23,053)	(21,076)
Goodwill amortization expense	(605)	(570)
Depreciation and amortization expense	(2,196)	(2,278)
Other operating expenses	(15,557)	(12,814)
Profit from operations (EBIT)	**6,056**	**7,201**
Income from investments	361	235
Interest and other financial expense	(886)	(926)
Net finance cost	**(525)**	**(691)**
Profit before tax	**5,531**	**6,511**
Income tax expense	**(1,735)**	**(2,349)**
Profit after tax	**3,796**	**4,162**
Minority interests	(250)	26
Consolidated net profit for the period	**3,546**	**4,188**

EUR		
Earnings per share[1]	0.40	0.47
Average number of shares in issue[1]	8,808,321	8,931,140

1 There were no outstanding issues of convertible bonds as of 31 March 2004; the undiluted earnings per share are the same as the diluted earnings per share.

Cash flow statement

EUR'000	Jan–March 2004	Jan–March 2003
Profit before tax	5,531	6,511
Cash flows from operating activities	(2,328)	5,791
Cash flows from investing activities	(3,029)	(2,249)
Cash flows from financing activities	4,102	(6,898)
Total cash flows	(1,255)	(3,356)
Changes in funds		
Cash and cash equivalents at beginning of the period	8,235	9,528
Cash and cash equivalents at end of the period	6,980	6,172
	(1,255)	**(3,356)**
Free cash flow	**(4,790)**	**4,122**

BACK FIND PRINT

Statement of changes in equity

EUR'000	Share capital	Capital reserves	Retained earnings	Valuation reserves for financial instruments acc. to IAS 39	Foreign-currency translation reserve	Consoli-dated net profit for the period	Minority interests	Total
At 31 December 2001	**18,414**	**52,286**	**35,830**	**0**	**(560)**	**22,292**	**0**	**128,262**
Dividend 2001	0	0	0	0	0	(6,791)	0	(6,791)
Profit carryforward from 2001	0	0	15,501	0	0	(15,501)	0	0
Capital increase share issue	154	1,471	0	0	0	0	0	1,625
Share repurchase	0	0	(3,740)	0	0	0	0	(3,740)
Profit after tax 2002	0	0	0	0	0	13,182	366	13,548
Other changes in equity	0	0	(467)	0	(3,302)	0	(366)	(4,135)
At 31 December 2002	**18,568**	**53,757**	**47,124**	**0**	**(3,862)**	**13,182**	**0**	**128,769**
Dividend 2002	0	0	0	0	0	(5,285)	0	(5,285)
Profit carryforward from 2002	0	0	7,897	0	0	(7,897)	0	0
Capital increase share issue	0	0	0	0	0	0	0	0
Share repurchase	0	0	(2,647)	0	0	0	0	(2,647)
Profit after tax 2003	0	0	0	0	0	15,283	677	15,960
Earnings-neutral value changes in financial instruments	0	0	0	965	0	0	0	965
Other changes in equity	0	0	(197)	0	287	0	(677)	(587)
At 31 December 2003	**18,568**	**53,757**	**52,177**	**965**	**(3,576)**	**15,283**	**0**	**137,174**
Dividend 2003	0	0	0	0	0	(5,285)	0	(5,285)
Profit carryforward from 2003	0	0	9,998	0	0	(9,998)	0	0
Capital increase share issue	0	0	0	0	0	0	0	0
Share repurchase	0	0	0	0	0	0	0	0
Profit after tax Q1 2004	0	0	0	0	0	3,546	250	3,796
Earnings-neutral value changes in financial instruments	0	0	0	(478)	0	0	0	(478)
Other changes in equity	0	0	25	0	14	0	(250)	(211)
At 31 March 2004	**18,568**	**53,757**	**62,199**	**487**	**(3,561)**	**3,546**	**0**	**134,996**

Segment reporting

	Primary Segmentation				Secondary Segmentation			
	Europe/Rest of the World		North/ South America		Cranes		Hydraulic Systems/Services	
EUR'000	**Q1 2004**	Q1 2003	**Q1 2004**	Q1 2003	**Q1 2004**	Q1 2003	**Q1 2004**	Q1 2003
Revenue	**75,788**	71,940	**10,603**	8,026	**59,808**	59,264	**26,583**	20,702
EBIT	**6,041**	6,781	**15**	420	**6,869**	8,078	**(813)**	(877)

For detailed figures of individual quarters of 2003 please visit our homepage www.palfinger.com and click "Investor Relations", then "Stock", then "Segment Reporting".

Share price (indexed)


140
130
120
110
100
90
80
1/1/2004
30/4/2004
PALFINGER AG
ATX – Austria Traded Index
ViDX – Vienna Dynamic Index

Shareholder information

International Securities Identification Number (ISIN)	**AT0000758305**
Number of shares issued	**9,283,750**
Price at close on 31 March 2004	**EUR 26.90**
Earnings per share (Q1 2004)	**EUR 0.40**
Market capitalization as of 31 March 2004	**EUR 249,732,875**

Financial calendar 2004

Publication of the results for the 1st Half of 2004	**11 Aug 2004**
Publication of the results for the 3rd Quarter of 2004	**15 Nov 2004**



SCHOLDAN&COMPANY

Item # 2.4
Tab 10


PALFINGER CRAYLER
PALFINGER

2004 Interim Report

PALFINGER

Financial highlights of PALFINGER AG as of 30 June 2004 (in accordance with IFRS)

EUR '000	**HY1 2004**	HY1 2003	HY1 2002	HY1 2001	HY1 2000
Income statement					
Revenue	**190,604**	166,822	165,765	180,011	156,782
EBITDA	**22,858**	20,912	20,763	30,991	27,403
EBITDA margin	**12.0%**	12.5%	12.5%	17.2%	17.5%
Profit from operations (EBIT)	**17,153**	15,416	15,065	25,669	22,956
EBIT margin	**9.0%**	9.2%	9.1%	14.3%	14.6%
Profit before tax	**15,997**	14,468	13,700	23,496	20,780
Consolidated net profit for the period	**10,450**	9,488	8,547	15,407	13,537
Balance sheet					
Total assets	**299,598**	279,206	294,415	317,732	243,253
Non-current assets	**118,046**	119,292	131,577	114,142	90,837
Liabilities	**155,790**	145,499	165,497	192,403	168,151
Gearing	**23.3%**	34.5%	49.4%	30.0%	73.3%
Capital and reserves	**141,390**	132,642	128,504	125,027	75,648
Equity ratio	**47.2%**	47.5%	43.6%	39.3%	31.1%
Issued capital	**18,568**	18,568	18,568	18,414	16,740
Cash flow and Investments					
Cash flows from operating activities	**12,490**	18,002	20,849	10,260	23,441
Free cash flow	**7,464**	13,777	14,906	(4,580)	12,825
Investment in property, plant and equipment	**4,988**	6,206	6,008	10,541	5,184
Depreciation and amortization	**5,705**	5,496	5,698	5,322	4,447
Payroll					
Average payroll for the period[1]	**2,464**	2,268	2,273	1,875	1,675
Value					
Net working capital	**80,159**	84,293	87,765	78,915	61,660
Capital employed (at balance sheet date)	**169,293**	169,318	181,005	153,466	119,744

1 Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time employees.

Interim Report for the period ended 30 June 2004

Economic conditions

Recovery of the global economy continued in the second quarter. Strong growth performance is particularly evident in the USA and in Asia. However, forecasts for the 2004 business year have been slightly downgraded, reflecting the opinion of experts that growth is going to be less than expected at the beginning of the year. In the USA key interest rates were raised for the first time in four years on account of increasing inflation. At the same time, oil prices rose to the highest level of all times. In Asia, and especially in China, which recorded growth of 9.6 percent in the second quarter, regulatory measures to control economic growth have taken effect. Growth in the second quarter was slightly lower than in the first quarter.

Europe is still not catching up with the USA in terms of growth. These developments are especially affecting the euro region, as opposed to new EU member states with growth rates similar to the USA's. Latin American countries recorded economic growth, which simultaneously led to an increase in inflation.

The weak US dollar is propelling US exports to a record level but is adversely influencing economic development in Europe. While development of the US dollar was slightly more favorable compared to 31 December 2003, the currency declined again by more than 11 percent compared to the first half of 2003.

Group performance

The first two quarters of 2004 at Palfinger AG could not have been more different: the first three months were marked by the successful implementation of SAP. The implementation process led to planned capacity decreases, especially at the beginning of the year, followed by a rise in production to full capacity including overtime and extra shifts. In the second quarter, production increased to levels higher than in the same period of the year before thanks to full order books. The temporary production decrease in the first quarter was compensated for as planned.

In the first half of 2004 revenue was increased by EUR 23.8m, equivalent to 14.3 percent, reaching the record level of EUR 190.6m. Profit from operations (EBIT) was at EUR 17.2m, an increase of 11.3 percent compared to EUR 15.4m in the previous year. The increase marks a high unmatched since the economically strong year of 2001. The second quarter shows an increase of about 20 percent in revenue, with EBIT rising by about 35 percent compared to the same prior-year period.

Revenue (EUR m)


HY1 02
HY1 03
HY1 04
0
25
50
75
100
125
150
175
200

EBIT (EUR m)


HY1 02
HY1 03
HY1 04
0
10
20

High order intake marked the first half of 2004 in the Cranes segment, at Epsilon, and in the Railway and Palift product divisions, as well as in the Crayler and Palgate product divisions where orders received are associated with the opening of new markets.

While the increase in revenue in the first quarter of this year was mainly due to developments in North America and growth in newer hydraulic systems, the revenue increase in the second quarter was mostly attributable to Europe and the Cranes segment. This development is also reflected in earnings and the Group's improved EBIT margin in comparison to the first quarter (Q1: 7.0 percent; Q2: 10.6 percent).

Compared to the previous year, the increase in revenue in North America is being negatively impacted by the weak dollar. In spite of these developments, the short-term decrease in EBIT in the first quarter was more than offset in the second quarter as planned.

The production increase in the second quarter resulted in supply bottlenecks and in price increases, despite annual contracts with suppliers. The resultant price increases can only be partially passed on to customers, and with a time lag. The 9.0 percent EBIT margin of the first six months represented a slight decline from 9.2 percent in the same period a year ago. Besides the increase in material prices, this development is mainly attributed to the weaker first quarter of this year.

Profit before tax rose by 10.6 percent in line with developments in EBIT, from EUR 14.5m in the same prior-year period to EUR 16.0m. Consolidated net profit increased from EUR 9.5m to EUR 10.5m.

Consolidated net profit (EUR m)


HY1 02
HY1 03
HY1 04
0
5
10
15

A separate look at the first two quarters also reveals differing trends: both revenue (Q1: EUR 86.4m; Q2: EUR 104.2m) and EBIT (Q1: EUR 6.1m; Q2: EUR 11.1m) increased visibly after the weaker first quarter. Profit before tax (Q1: EUR 5.5m; Q2: EUR 10.5m) and consolidated net profit (Q1: EUR 3.5m; Q2: EUR 6.9m) also increased substantially.

	2003		2004	
EUR '000	Revenue	EBIT	Revenue	EBIT
Q1	79,966	7,201	86,391	6,056
Q2	86,856	8,215	104,213	11,097
Q3	79,958	5,857	–	–
Q4	87,331	4,439	–	–

Group assets, finances and earnings

In line with increases in revenue and production, active working capital rose to EUR 172.2m in the second quarter of 2004 (6/03: EUR 152.9m; 12/03: EUR 141.8m). At the same time, however, passive working capital rose to EUR 92.0m (6/03: EUR 68.6m; 12/03: EUR 65.3m), therefore net working capital at the balance sheet date only amounted to EUR 80.2m (6/03: EUR 84.3m; 12/03: EUR 76.5m) despite the revenue increase of 14.3 percent in the first six months of 2004. Non-current assets (property, plant and equipment; other intangible assets and investments), at EUR 89.1m, remained at nearly the same level compared to the end of 2003 (EUR 88.1m). Investment in property, plant and equipment amounted to EUR 5.0m and mostly comprised investments made as part of the Location Optimization Program. In view of revenue growth, capital employed increased considerably to EUR 169.3m (6/03: EUR 169.3m; 12/03: EUR 164.7m).

Operative cash flows decreased to EUR 12.5m in the reporting period after EUR 18.0m in the previous year on account of financing required to increase net working capital as a result of increases in revenue and production. Taking into account cash investments of EUR 6.5m, free cash flow was at EUR 7.5m after EUR 13.8m in the previous year. It was used to finance the dividend payment (EUR 5.3m) and to reduce net financial debt.

The gearing ratio reached a new historic low of 23.3 percent (6/03: 34.5 percent; 12/03: 25.0 percent). The equity ratio, at 47.2 percent, remained at a high level despite the increase in active working capital and the dividend payment in the first half of the year. In combination with cash flow, both performance indicators reveal the Group's sound and solid basis for financing its growth strategy largely under its own steam.

Other events

The Service and Demo Center was inaugurated according to plan at the dealer conference at the beginning of June 2004 and is already being used extensively. In the course of relocating Palfinger's entire cylinder production to Tenevo in Bulgaria, assurance measures for cylinder supplies were completed and the transfer of galvanic equipment has been underway since July. By the end of 2004, all cylinders produced by Palfinger – equivalent to about 70 percent of the Group's total cylinder product demand – are to be manufactured at the Tenevo location.

The implementation of the new Global Palfinger Structure, which is to increase customer proximity, was continued and strengthened in all areas during the first half of 2004.

Intensive investor relations activities continued in the second quarter. The price of Palfinger shares rose to EUR 28.50 at the end of June; the upward trend continued over the first weeks of July and broke the EUR 30 barrier, resulting in a price increase of more than 30 percent since the beginning of the year.

Performance by region

Positive developments in the segment Europe and Rest of the World were registered, especially in the main European markets. Good order intake in Germany declined from the first quarter, and the Italian market was marked by stagnation. However, above-average growth was recorded in Austria, France, Great Britain and Spain. Good levels were also achieved in Australia and New Zealand.

In the first half of 2004 revenue in this segment stood at EUR 167.7m, an increase of 14.6 percent on the same prior-year period. EBIT development was not as strong due to a rise in material costs and project costs as a result of the Location Optimization Program, the implementation of SAP and increased revenue in Hydraulic Systems whose EBIT margins are lower than those for products of the Cranes segment. In the first half of 2004 EBIT increased by 10.5 percent, to EUR 15.6m from EUR 14.1m in the first half of 2003.

After the high levels of order intake in the first half of 2004, a slight decline is to be expected in the second half.

The segment North and South America, especially North America, was visibly affected by the positive economic development. In some product divisions order intake stood at up to 40 percent above the 2003 level. Further development of the North and South American market areas is under way and the internal organization of the Group has been adjusted accordingly.

Despite the dollar devaluation of 11 percent, revenue in this segment was increased by 11.7 percent, from EUR 20.5m to EUR 22.9m. EBIT grew by 19.8 percent to EUR 1.5m. Compared to the same period in the year before, this indicates a significant EBIT increase in the second quarter at almost equal revenue. A further increase in performance is expected for the quarters ahead.

Performance by product group

The Cranes segment, comprising the knuckle-boom crane, forest and recycling cranes, and, in Brazil, the telescopic crane product divisions, recorded high order intake in the first half of 2004. Revenue was increased by 13.0 percent from EUR 121.9m to EUR 137.8m. This segment was visibly affected by the impact of projects relating to the implementation of SAP, price increases in material costs and longer delivery times for raw materials. The resultant increases in costs can only be partially passed on to the market, and with a time lag. EBIT increased by 1.7 percent, to EUR 18.7m from EUR 18.4m in the same period in the year before.

Great challenges for production in the months ahead include reducing delivery times and achieving timely supplies of materials. Distribution is facing the anticipated stabilization of markets and will also have to carry through the price increases.

The Hydraulic Systems und Services segment comprises the Palift, Palgate, Crayler, Railway, Mobiler and Access divisions, as well as Services.

There was an increase in order intake in the Palift Product Division in line with market growth. Especially in France, the good cooperation with truck manufacturers resulted in synergies for increasing order intake.

Order intake significantly increased in the Palgate Division. Product management was strengthened and cost cuts in production are being vigorously implemented.

The Crayler Product Division recorded successes in the development of distribution, especially in Europe, and increased order intake. The division achieved sustained improvement in performance.

Capacity utilization in the Railway Division was high in the first half of 2004. The division recorded an increase in earnings compared to the previous year.

After the product launch of the Access tilting platform in the fourth quarter of 2003 and a promising start in Spain, distribution and sales activities in Europe began in the first half of 2004. The new product is expected to bear fruit in the fall of 2004. Earnings were affected by investments in market development.

The positive development of sales volumes and the increased range of services offered by the Palfinger Group were also reflected in the revenue increase generated by the sale of spare parts. By opening the Service and Demo Center Palfinger has strengthened its position in the industry.

Revenue in the Hydraulic Systems and Services segment rose to EUR 52.8m, an increase of 17.7 percent compared to the first half of 2003. EBIT improved by EUR 1.4m to EUR –1.5m. This positive development was largely the result of the improved earnings achieved by the Palift (Guima), Crayler, Railway and Services Divisions.

Outlook

As anticipated, the weak results of the first quarter were not only compensated for in the second quarter, but revenue and earnings were even significantly increased compared to the same prior-year period. Based on the current high levels of order intake and the positive effects of the new Global Palfinger Structure, for the entire year management expects an increase in earnings and revenue compared to 2003.

Balance sheet as of 30 June 2004

EUR '000	30 June 2004	31 Dec 2003	30 June 2003
ASSETS			
Non-current assets			
Property, plant and equipment	81,408	81,160	78,493
Goodwill	21,513	21,329	22,375
Other intangible assets	1,448	1,462	1,163
Investments	6,278	5,512	5,369
Other non-current assets	3,739	4,938	7,205
Deferred tax	3,660	3,365	4,687
	118,046	**117,766**	**119,292**
Current assets			
Inventories	80,660	59,900	62,916
Receivables and other current assets	91,552	81,930	89,942
Cash and cash equivalents	9,340	8,235	7,056
	181,552	**150,065**	**159,914**
Total assets	**299,598**	**267,831**	**279,206**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	18,568	18,568	18,568
Capital reserves	53,757	53,757	53,757
Retained earnings	62,261	52,177	52,538
Valuation reserves for financial instruments	239	965	1,105
Foreign currency translation reserve	(3,885)	(3,576)	(2,814)
Consolidated net profit for the period	10,450	15,283	9,488
	141,390	**137,174**	**132,642**
Minority interests	**2,418**	**1,762**	**1,065**
Non-current liabilities			
Non-current financial liabilities	17,134	19,007	38,675
Non-current provisions	13,849	12,719	12,050
Deferred tax	262	420	110
Other non-current liabilities	5,467	6,472	6,807
	36,712	**38,618**	**57,642**
Current liabilities			
Current financial liabilities	27,025	24,980	19,292
Other current provisions	25,191	21,235	20,180
Other current liabilities	66,862	44,062	48,385
	119,078	**90,277**	**87,857**
Total equity and liabilities	**299,598**	**267,831**	**279,206**

Income statement for the period ended 30 June 2004

	2nd quarter		First half	
EUR '000	April–June 2004	April–June 2003	Jan–June 2004	Jan–June 2003
Revenue	**104,213**	**86,856**	**190,604**	**166,822**
Changes in inventories	(4,231)	(389)	5,595	339
Own work capitalized	29	92	39	146
Other operating income	3,494	2,526	6,442	3,468
Materials and services	(47,224)	(43,921)	(98,932)	(81,672)
Staff costs	(22,917)	(20,799)	(45,970)	(41,875)
Goodwill amortization expense	(605)	(570)	(1,210)	(1,140)
Depreciation and amortization expense	(2,299)	(2,078)	(4,495)	(4,356)
Other operating expenses	(19,363)	(13,502)	(34,920)	(26,316)
Profit from operations (EBIT)	**11,097**	**8,215**	**17,153**	**15,416**
Income from investments	443	621	804	856
Interest and other financial expense	(1,074)	(878)	(1,960)	(1,804)
Net finance cost	**(631)**	**(257)**	**(1,156)**	**(948)**
Profit before tax	**10,466**	**7,957**	**15,997**	**14,468**
Income tax expense	**(3,196)**	**(2,480)**	**(4,931)**	**(4,829)**
Profit after tax	**7,270**	**5,477**	**11,066**	**9,639**
Minority interests	(366)	(177)	(616)	(151)
Consolidated net profit for the period	**6,904**	**5,300**	**10,450**	**9,488**

EUR				
Earnings per share[1]			1.19	1.07
Average number of shares in issue[1]			8,808,321	8,869,140

1 There were no outstanding issues of convertible bonds as of 30 June 2004; the undiluted earnings per share are the same as the diluted earnings per share.

Cash flow statement

EUR '000	Jan–June 2004	Jan–June 2003
Profit before tax	15,997	14,468
Cash flows from operating activities	12,490	18,002
Cash flows from investing activities	(6,465)	(5,421)
Cash flows from financing activities	(4,920)	(15,053)
Total cash flows	**1,105**	**(2,472)**
Changes in funds		
Cash and cash equivalents at beginning of the period	8,235	9,528
Cash and cash equivalents at end of the period	9,340	7,056
	1,105	**(2,472)**
Free cash flow	**7,464**	**13,777**

Statement of changes in equity

EUR '000	Share capital	Capital reserves	Retained earnings	Valuation reserves for financial instruments acc. to IAS 39	Foreign-currency translation reserve	Consolidated net profit for the period	Minority interests	Total
At 31 December 2001	**18,414**	**52,286**	**35,830**	**0**	**(560)**	**22,292**	**0**	**128,262**
Dividend 2001	0	0	0	0	0	(6,791)	0	(6,791)
Profit carryforward from 2001	0	0	15,501	0	0	(15,501)	0	0
Capital increase share issue	154	1,471	0	0	0	0	0	1,625
Share repurchase	0	0	(3,740)	0	0	0	0	(3,740)
Profit after tax 2002	0	0	0	0	0	13,182	366	13,548
Other changes in equity	0	0	(467)	0	(3,302)	0	(366)	(4,135)
At 31 December 2002	**18,568**	**53,757**	**47,124**	**0**	**(3,862)**	**13,182**	**0**	**128,769**
Dividend 2002	0	0	0	0	0	(5,285)	0	(5,285)
Profit carryforward from 2002	0	0	7,897	0	0	(7,897)	0	0
Share repurchase	0	0	(2,647)	0	0	0	0	(2,647)
Profit after tax 2003	0	0	0	0	0	15,283	677	15,960
Earnings-neutral value changes in financial instruments	0	0	0	965	0	0	0	965
Other changes in equity	0	0	(197)	0	287	0	(677)	(587)
At 31 December 2003	**18,568**	**53,757**	**52,177**	**965**	**(3,576)**	**15,283**	**0**	**137,174**
Dividend 2003	0	0	0	0	0	(5,285)	0	(5,285)
Profit carryforward from 2003	0	0	9,998	0	0	(9,998)	0	0
Profit after tax HY1 of 2004	0	0	0	0	0	10,450	616	11,066
Earnings-neutral value changes in financial instruments	0	0	0	(726)	0	0	0	(726)
Other changes in equity	0	0	86	0	(309)	0	(616)	(839)
At 30 June 2004	**18,568**	**53,757**	**62,261**	**239**	**(3,885)**	**10,450**	**0**	**141,390**

BACK FIND PRINT

Segment reporting

Share price (indexed)



140
130
120
110
100
90
80
2/1/2004
30/7/2004
PALFINGER AG
ATX – Austria Traded Index
ViDX – Vienna Dynamic Index

Shareholder information

2004/2005 Financial calendar

SCHOLDAN&COMPANY


MOBILER

Report on the First Three Quarters of 2004

PALFINGER

Ia6 11

Financial highlights of PALFINGER AG as of 30 September 2004 (in accordance with IFRS)

EUR '000	**Q1–3 2004**	Q1–3 2003	Q1–3 2002	Q1–3 2001	Q1–3 2000
Income statement					
Revenue	293,000	246,780	232,711	257,051	232,969
EBITDA	38,114	29,643	28,979	40,772	39,880
EBITDA margin	13.0%	12.0%	12.5%	15.9%	17.1%
Profit from operations (EBIT)	29,470	21,273	20,505	32,595	32,984
EBIT margin	10.1%	8.6%	8.8%	12.7%	14.2%
Profit before tax	28,850	19,976	18,534	29,305	29,720
Consolidated net profit for the period	18,644	13,066	11,348	19,262	19,979
Balance sheet					
Total assets	303,115	279,851	284,795	313,169	251,128
Non-current assets	119,145	118,577	128,173	123,073	95,210
Liabilities	150,665	143,016	155,576	185,010	170,125
Gearing	19.9%	30.6%	45.8%	38.9%	60.9%
Capital and reserves	149,532	135,503	128,443	127,418	81,651
Equity ratio	49.3%	48.4%	45.1%	40.7%	32.5%
Issued capital	18,568	18,568	18,568	18,414	16,740
Cash flow and investments					
Cash flows from operating activities	19,616	25,946	26,766	22,248	32,142
Free cash flow	11,012	18,540	21,318	(7,243)	18,402
Investment in property,					
plant and equipment	8,278	10,855	6,699	17,541	11,551
Depreciation and amortization	8,644	8,370	8,474	8,177	6,896
Payroll					
Average payroll for the period[1]	**2,511**	**2,283**	**2,271**	**1,996**	**1,688**
Value					
Net working capital	82,707	81,976	86,467	78,880	56,495
Capital employed (at balance sheet date)	174,055	169,023	177,168	160,361	119,251

1 Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time staff.

Quarterly report for the period ended 30 September 2004

Economic background

The growth of the world economy lost some momentum in the third quarter. Recovery was once again driven by the USA and Asia. However, uncertainties associated with the upcoming presidential elections and declines in consumer spending slowed down the dynamics of recovery. Despite crude oil prices topping 50 dollars, the economic upswing continued in Asia as a result of high exports, mainly to Europe, and strong domestic demand.

The economic upswing has not yet been felt in Europe, where the strength of recovery varies significantly across economies in the region. Growth in the euro zone remains moderate in comparison to Central and Eastern European nations.

For the remainder of the 2004 business year, growth is forecast to decelerate worldwide based on the decline of leading indicators and on monetary and fiscal measures as fundamentals underlying the US economy.

Group performance

Highly positive developments during the first three quarters at Palfinger were marked by full order books and high revenue, despite the effects on first quarter results of temporary capacity adjustments during the implementation of a new IT system. Capacity utilization at the individual plants has been increased and remains at a high level.

During the first three quarters, revenue reached a record high in the company's history and rose to EUR 293.0m from EUR 246.8m – an 18.7 percent increase in comparison to the previous year period marked by high order intake in nearly all product divisions. EBIT was increased by 38.5 percent from EUR 21.3m to EUR 29.5m and is already clearly above the total of 2003 at the end of this year's third quarter. The Group's EBIT margin is at 10.1 percent after 8.6 percent in the first three quarters of the previous year.

Revenue (EUR m)


Q1-3 02
Q1-3 03
Q1-3 04
0
50
100
150
200
250
300

EBIT (EUR m)


Q1-3 02
Q1-3 03
Q1-3 04
0
10
20
30

The third quarter was marked by exceptionally strong growth. With revenue growth of 28.1 percent during these three months, EBIT more than doubled compared to the corresponding period in the previous year. Besides growth of the Cranes segment in line with this development, the performance of the Hydraulic Systems and Services segment was significantly improved. The positive development of the Guima Palfinger subsidiary of the Palift Product Division contributed to this trend. As a result of the weak dollar, revenue growth in North America was modified compared to the previous year.

The delivery situation has improved after material supply bottlenecks as a result of increases in production in the second quarter. Price increases in material costs as a result of additional demand not covered by annual contracts were partially passed on to customers through increased market prices.

Profit before tax increased by 44.4 percent and reached EUR 28.9m after EUR 20.0m in the previous year period. Consolidated net profit rose from EUR 13.1m to EUR 18.6m.

Consolidated net profit (EUR m)


Q1–3 02
Q1–3 03
Q1–3 04
0
10
20

Comparison of the individual quarters over the course of the year indicates that for the first time EBIT was increased further compared to the second quarter (Q1: EUR 6.1m; Q2: EUR 11.1m; Q3: EUR 12.3m) despite traditionally moderate revenues in the third quarter (Q1: EUR 86.4m; Q2: EUR 104.2m; Q3: EUR 102.4m).

Profit before tax (Q1: EUR 5.5m; Q2: EUR 10.5m; Q3: EUR 12.9m) and consolidated net profit (Q1: EUR 3.5m; Q2: EUR 6.9m; Q3: EUR 8.2m) also developed exceptionally well over the course of the year.

	2003		2004	
EUR '000	Revenue	EBIT	Revenue	EBIT
Q1	79,966	7,201	86,391	6,056
Q2	86,856	8,215	104,213	11,097
Q3	79,958	5,857	102,396	12,317
Q4	87,331	4,439	–	–

Group assets, finances and earnings

In line with increases in revenue and production in the reporting period, active working capital rose to EUR 174.1m (9/03: EUR 152.8m; 12/03: EUR 141.8m). At the same time, however, passive working capital increased to EUR 91.4m (9/03: EUR 70.8m, 12/03: EUR 65.3m), therefore net working capital only amounts to EUR 82.7m (9/03: EUR 82.0m; 12/03: EUR 76.5m) despite a revenue increase of 18.7 percent compared to the first three quarters of 2003. Non-current assets (property, plant and equipment; other intangible assets and investments) at EUR 91.3m remained at nearly the same level compared to the end of 2003 (EUR 88.1m). Investment in property, plant and equipment was at EUR 8.3m and mostly comprised investments made as part of the Location Optimization Program (concentration of cylinder production in Bulgaria). Thus capital employed in relation to revenue continued to develop very favorably at EUR 174.1m (9/03: EUR 169.0m; 12/03: EUR 164.7m).

Operative cash flows in the reporting period were at EUR 19.6m after EUR 25.9m in the same period the previous year on account of financing required to increase net working capital as a result of increases in revenue and production. Taking into account cash investments of EUR 11.6m, free cash flow was at EUR 11.0m after EUR 18.5m in 2003. It was used to finance the dividend payment (EUR 5.3m) and to reduce net financial debt.

The gearing ratio reached a new historic low of 19.9 percent (9/03: 30.6 percent; 12/03: 25.0 percent). Despite the increase in active working capital and the dividend payment in the first half of 2004, the equity ratio remained at a very high level of 49.3 percent, thus securing the Group's sound and solid basis for financing its profitable growth strategy under its own steam.

Other events

The relocation of cylinder production to Tenevo, Bulgaria is proceeding according to plan and is to be concluded by the end of the year. All cylinders produced by Palfinger will be manufactured at the Tenevo location from then.

On 20 September 2004 the Palfinger AG share returned to the blue-chip ATX index of the Vienna Stock Exchange. After dropping the share from the ATX last spring, the ATX Index Committee resolved to re-include it on account of increased stock market turnover. From a share price of EUR 22.73 at the end of 2003, the price of the Palfinger share was stable at around the EUR 30 mark during the past few months, resulting in a price increase of more than 30 percent since the beginning of the year.

The Palfinger Group's first sustainability report was published at the beginning of October. The report documents the Group's long-term strategies concerning economic, environmental and social development. Based on the information contained in the report, the Palfinger share also rates as an attractive choice of investment for socially responsible investors.

Subject to regulatory approval by the Austrian antitrust authority, Palfinger acquired the German market and technology leader in truck-mounted aerial work platforms, Bison stematec, in the middle of October. The company generates annual sales of about EUR 13m with a staff of about 130. The aim of the acquisition is to quickly become the European market leader in the strongly fragmented aerial work platform market.

Performance by region

The positive trend of the second quarter continued in the segment Europe and Rest of the World. Austria, France, Great Britain and Spain in particular, as well as Australia and New Zealand, posted good growth. The situation in Germany varied according to product. While order intake hardly increased in the classic cranes division, overproportionate growth was recorded in Epsilon forestry and recycling cranes.

Revenue of the segment increased by 19.0 percent compared to the same 2003 period, from EUR 215.7m to EUR 256.8m. EBIT was increased by 39.2 percent to EUR 26.4m. Besides revenue growth this increase also reflects the positive development of the Palift division (container handling systems).

In the segment North and South America increasing order intake during the first months was reflected in revenue growth, especially in North America. In Brazil the adverse effects caused by the supply bottleneck at the beginning of the year continued to have an unfavorable impact on results.

Despite negative currency translation effects, revenue of this segment was increased by 16.6 percent from EUR 31.1m to EUR 36.2m compared to the previous year. EBIT increased by 32.9 percent to EUR 3.0m from EUR 2.3m in the same period in 2003.

Performance by product group

The Cranes segment comprising the knuckle-boom cranes, forestry and recycling cranes and, in Brazil, the telescopic cranes product divisions, profited from the excellent order intake of the past months. Revenue grew by 17.0 percent to EUR 211.0m compared to EUR 180.3m in the same previous year period. Despite excellent performance in the third quarter, EBIT development was still marked by the strains of the first quarter and the effects of the supply bottleneck. In September, part of the costs caused by increased material prices was passed on to the market for the first time. In the first three quarters EBIT rose to EUR 31.5m after EUR 26.8m in the same period in 2003.

The Hydraulic Systems and Services segment comprises the Palift, Palgate, Crayler, Railway, Mobiler and Access product divisions, as well as Services.

In the Palift Product Division turnaround is under way; first successes are reflected in third quarter figures; processes at Guima Palfinger have been further improved.

The Palgate Product Division recorded first successes in the tender business. Further product development along with the implementation of cost cutting and optimization of the distribution network are expected to contribute to the positive performance.

The expansion of distribution in Europe has resulted in increased order intake and significant performance improvement in the Crayler Division.

Capacity utilization in the Railway Division has remained satisfactory and a solid project portfolio has been established as a result of involvement in numerous tenders. Positive development is expected to continue in the fourth quarter.

Palfinger's newest Product Division, Access, was marked by start-up investments in market establishment. The acquisition of the German market and technology leader Bison stematec in October 2004 will promote the Group's entry into the aerial work platform market and complete the aerial work platform portfolio.

The range of services offered by Palfinger has been expanded, thus strengthening the Group's position as service champion of the industry. Positive development of volumes was also reflected in increased sales of spare parts.

In the first three quarters of 2004, revenue in the Hydraulic Systems and Services segment increased by 23.3 percent to EUR 82.0m after EUR 66.5m in the same period in 2003. Profit from operations (EBIT) for the first three quarters is still negative at EUR –2.0m but has improved by 63.9 percent compared to the previous year (EUR –5.5m).

This development is largely the result of the improved profitability of Guima and the improved performance achieved by the Crayler, Railway and Services divisions.

Outlook

Based on the outstanding performance in the third quarter and high order levels, management expects a further increase in fourth quarter results. Compared to 2003, a significant growth in earnings and revenue is expected for the 2004 business year.

Balance sheet as of 30 September 2004

EUR '000	30 Sept 2004	31 Dec 2003	30 Sept 2003
ASSETS			
Non-current assets			
Property, plant and equipment	82,763	81,160	80,142
Goodwill	20,974	21,329	21,907
Other intangible assets	1,441	1,462	1,172
Investments	7,144	5,512	5,733
Other non-current assets	3,817	4,938	4,774
Deferred tax	3,006	3,365	4,849
	119,145	**117,766**	**118,577**
Current assets			
Inventories	87,423	59,900	64,634
Receivables and other current assets	86,646	81,930	88,183
Cash and cash equivalents	9,901	8,235	8,457
	183,970	**150,065**	**161,274**
Total assets	**303,115**	**267,831**	**279,851**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	18,568	18,568	18,568
Capital reserves	53,757	53,757	53,757
Retained earnings	62,058	52,177	52,089
Valuation reserves for financial instruments	75	965	1,128
Foreign currency translation reserve	(3,570)	(3,576)	(3,105)
Consolidated net profit for the period	18,644	15,283	13,066
	149,532	**137,174**	**135,503**
Minority interests	**2,918**	**1,762**	**1,332**
Non-current liabilities			
Non-current financial liabilities	15,241	19,007	35,752
Non-current provisions	12,978	12,719	12,474
Deferred tax	0	420	94
Other non-current liabilities	4,558	6,472	6,167
	32,777	**38,618**	**54,487**
Current liabilities			
Current financial liabilities	26,525	24,980	17,689
Other current provisions	26,758	21,235	22,194
Other current liabilities	64,605	44,062	48,646
	117,888	**90,277**	**88,529**
Total equity and liabilities	**303,115**	**267,831**	**279,851**

Income statement for the period ended 30 September 2004

EUR '000	July-Sept 2004	July-Sept 2003	Jan-Sept 2004	Jan-Sept 2003
Revenue	**102,396**	**79,958**	**293,000**	**246,780**
Changes in inventories	11,617	1,699	17,212	2,038
Own work capitalized	17	147	56	293
Other operating income	(443)	2,960	5,999	6,428
Materials and services	(64,310)	(41,142)	(163,242)	(122,814)
Staff costs	(21,736)	(19,830)	(67,706)	(61,705)
Goodwill amortization expense	(539)	(571)	(1,749)	(1,711)
Depreciation and amortization expense	(2,400)	(2,303)	(6,895)	(6,659)
Other operating expenses	(12,285)	(15,061)	(47,205)	(41,377)
Profit from operations (EBIT)	**12,317**	**5,857**	**29,470**	**21,273**
Income from investments	776	635	1,580	1,491
Interest and other financial expense	(240)	(984)	(2,200)	(2,788)
Net finance cost	**536**	**(349)**	**(620)**	**(1,297)**
Profit before tax	**12,853**	**5,508**	**28,850**	**19,976**
Income tax expense	**(4,212)**	**(1,669)**	**(9,144)**	**(6,498)**
Profit after tax	**8,641**	**3,839**	**19,706**	**13,478**
Minority interests	(446)	(261)	(1,062)	(412)
Consolidated net profit for the period	**8,195**	**3,578**	**18,644**	**13,066**

EUR				
Earnings per share[1]			2.12	1.47
Average number of shares in issue[1]			8,808,321	8,914,114

1 There were no outstanding issues of convertible bonds as of 30 September 2004; the undiluted earnings per share are the same as the diluted earnings per share.

Cash flow statement

EUR '000	Jan-Sept 2004	Jan-Sept 2003
Profit before tax	28,850	19,976
Cash flows from operating activities	19,616	25,946
Cash flows from investing activities	(10,434)	(9,337)
Cash flows from financing activities	(7,516)	(17,680)
Total cash flows	**1,666**	**(1,071)**
Changes in funds		
Cash and cash equivalents at beginning of the period	8,235	9,528
Cash and cash equivalents at end of the period	9,901	8,457
	1,666	**(1,071)**
Free cash flow	**11,012**	**18,540**

Statement of changes in equity

EUR '000	Share capital	Capital reserves	Retained earnings	Valuation reserves for financial instruments acc. to IAS 39	Foreign currency translation reserve	Consolidated net profit for the period	Minority interests	Total
At 31 December 2001	**18,414**	**52,286**	**35,830**	**0**	**(560)**	**22,292**	**0**	**128,262**
Dividend 2001	0	0	0	0	0	(6,791)	0	(6,791)
Profit carryforward from 2001	0	0	15,501	0	0	(15,501)	0	0
Capital increase share issue	154	1,471	0	0	0	0	0	1,625
Share repurchase	0	0	(3,740)	0	0	0	0	(3,740)
Profit after tax 2002	0	0	0	0	0	13,182	366	13,548
Other changes in equity	0	0	(467)	0	(3,302)	0	(366)	(4,135)
At 31 December 2002	**18,568**	**53,757**	**47,124**	**0**	**(3,862)**	**13,182**	**0**	**128,769**
Dividend 2002	0	0	0	0	0	(5,285)	0	(5,285)
Profit carryforward from 2002	0	0	7,897	0	0	(7,897)	0	0
Share repurchase	0	0	(2,647)	0	0	0	0	(2,647)
Profit after tax 2003	0	0	0	0	0	15,283	677	15,960
Earnings-neutral value changes								
in financial instruments	0	0	0	965	0	0	0	965
Other changes in equity	0	0	(197)	0	287	0	(677)	(587)
At 31 December 2003	**18,568**	**53,757**	**52,177**	**965**	**(3,576)**	**15,283**	**0**	**137,174**
Dividend 2003	0	0	0	0	0	(5,285)	0	(5,285)
Profit carryforward from 2003	0	0	9,998	0	0	(9,998)	0	0
Profit after tax Q1–3 2004	0	0	0	0	0	18,644	1,062	19,706
Earnings-neutral value changes								
in financial instruments	0	0	0	(890)	0	0	0	(890)
Other changes in equity	0	0	(117)	0	6	0	(1,062)	(1,173)
At 30 September 2004	**18,568**	**53,757**	**62,058**	**75**	**(3,570)**	**18,644**	**0**	**149,532**

BACK FIND PRINT

Segment reporting

Share price (indexed)



150
140
130
120
110
100
90
2/1/2004
29/10/2004
PALFINGER AG
ATX – Austria Traded Index
ViDX – Vienna Dynamic Index

Shareholder information

2005 Financial calendar

PALFINGER

PRESS INFORMATION

Palfinger AG back in ATX from Monday

Bergheim/Salzburg, 17 September 2004

From Monday, September 20, 2004 Palfinger AG returns to Austria's blue-chip ATX index. After the share had been dropped from the ATX last spring, the ATX Index Committee resolved on September 7 to re-include it.

Palfinger AG is listed on the prime market of the Vienna Stock Exchange with 9,283,750 shares in issue. The Group's shares have also been traded over-the-counter on stock exchanges in Stuttgart, Düsseldorf, Berlin and Frankfurt. Free float is about 31 percent, Palfinger AG holds about 5 percent of the Group's shares, following completion of a share repurchase program, and 64 percent are owned by the Palfinger family.

In 2004 the Palfinger share price has increased from EUR 22.73 at the end of 2003 to more than EUR 30 in mid-September, and positive development of company performance in the first half of 2004 is also reflected in most significant performance indicators.

The dividend for 2003 was EUR 0.60 per share, equivalent to a dividend yield of 3.5 percent given the average price of Palfinger shares in 2003.

For further information please contact:

Hannes Roither, Palfinger AG
Company spokesperson
Phone +43 662 46 84-2260
h.roither@palfinger.com
www.palfinger.com

PALFINGER

PRESS RELEASE

PALFINGER AG puts in strong performance in first half of 2004

- Revenue increased to record level
- EBIT improved by 11 percent
- Production affected by raw material cost increases and supply bottlenecks

Bergheim/Salzburg, 11 August 2004

EUR '000	HY 1 2004	change in %	HY 1 2003
Revenue	190,604	+ 14.3%	166,822
EBITDA	22,858	+ 9.3%	20,912
Profit from operations (EBIT)	17,153	+ 11.3%	15,416
Profit before tax	15,997	+10.6%	14,468
Consolidated net profit	10,450	+10.1%	9,488

The first two quarters of 2004 at Palfinger AG could not have been more different. The first three months were marked by the successful implementation of SAP. The implementation process led to planned capacity decreases, especially at the beginning of the year, followed by a rise in production to full capacity including overtime and extra shifts. In the second quarter, production increased to levels higher than in the same period of the year before thanks to full order books. The temporary production decrease in the first quarter was compensated for as planned.

In the first half of 2004 revenue was increased by EUR 23.8m, equivalent to 14.3 percent, reaching the record level of EUR 190.6m. Profit from operations (EBIT) was at EUR 17.2m, an increase of 11.3 percent compared to EUR 15.4m in the previous year. The increase marks a high unmatched since the economically strong year of 2001. The second quarter shows an increase of about 20 percent in revenue, with EBIT rising by about 35 percent compared to the same prior-year period.

While the increase in revenue in the first quarter of this year was mainly due to developments in North America and growth in newer hydraulic systems, the revenue increase in the second quarter was mostly attributable to Europe and the Cranes segment. This development is also reflected in earnings and the Group's improved EBIT margin in comparison to the first quarter (Q1: 7.0 percent; Q2: 10.6 percent).

Compared to the previous year, the increase in revenue in North America is being negatively impacted by the weak dollar. In spite of these developments, the short-term decrease in EBIT in the first quarter was more than offset in the second quarter as planned.

The production increase in the second quarter resulted in supply bottlenecks and in price increases, despite annual contracts with suppliers. The resultant price increases can only be partially passed on to customers, and with a time lag.

Profit before tax rose by 10.6 percent in line with developments in EBIT, from EUR 14.5m in the same prior-year period to EUR 16.0m. Consolidated net profit increased from EUR 9.5m to EUR 10.5m.

Group assets, finances and earnings
Operative cash flows decreased to EUR 12.5m in the reporting period after EUR 18.0m in the previous year on account of financing required to increase net working capital as a result of increases in revenue and production. Free cash flow was at EUR 7.5m after EUR 13.8m in the previous year. It was used to finance the dividend payment (EUR 5.3m) and to reduce net financial debt.

The gearing ratio reached a new historic low of 23.3 percent. The equity ratio, at 47.2 percent, remained at a high level despite the increase in active working capital and the dividend payment in the first half of the year. In combination with cash flow, both performance indicators reveal the Group's sound and solid basis for financing its growth strategy under its own steam.

Outlook
As anticipated, the weak results of the first quarter were not only compensated for in the second quarter, but revenue and earnings were even significantly increased compared to the same prior-year period. Based on the current high levels of order intake and the positive effects of the new Global Palfinger Structure, for the entire year management expects an increase in earnings and revenue compared to 2003.

Rückfragehinweis:

Hannes Roither, PALFINGER AG
Company Spokesman
+43-662-46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
+43-662-46 84-2275
a.graf@palfinger.com
www.palfinger.com

PRESS RELEASE

PALFINGER AG increases revenue in the first quarter of 2004

- Significant increase of order intake compared to previous year
- Results for Q1 2004 marked by one-time effects as announced
- Global Palfinger Structure increases proximity to customers

Bergheim/Salzburg, 12 May 2004

EURm	Q1 2004	+/– %	Q1 2003
Revenue	86.4	+8.0%	80.0
EBITDA	8.9	–11.9%	10.0
Profit from operations (EBIT)	6.1	–15.9%	7.2
Profit before tax	5.5	–15.1%	6.5
Consolidated net profit	3.5	–15.3%	4.2

The first quarter was marked strongly by the introduction of SAP at all of Palfinger's European production divisions. Output was reduced, as planned, by about 50 percent until mid-February, to ensure the successful introduction of SAP. From mid-February production was raised to full capacity to enable compensation for the revenue backlog of the first six weeks of the year through overtime and extra shifts in March. The additional expenses resulting from this process and the one-time costs for the introduction of SAP and for the establishment of the cylinder production plant in Tenevo, Bulgaria, affected first-quarter earnings negatively compared to the same period in the previous year.

In comparison to the first quarter of 2003 revenue rose from EUR 80.0m to EUR 86.4m, which equals growth of 8.0 percent. EBIT was at EUR 6.1m from EUR 7.2m in the same period of the year before, a decrease of 15.9 percent compared to the first quarter of 2003. At 7.0 percent, the EBIT margin was above the level recorded in the second half of 2003.

The increase in revenue was mainly due to growth in the Hydraulic Systems and Services segment. Furthermore, revenue in North America rose faster than in Europe in percentage terms. These tendencies reflect the continual diversification – based on the core business – and internationalization of the Palfinger Group. They are, however, linked to lower margins. These, together with the one-time costs for special projects that affected the first quarter, led to a short-term decrease in EBIT.

March was marked by very good developments. Based on this positive trend, which is supported by good order intake, it is realistic to reach the EBIT level achieved in the previous year by mid-year.

Profit before tax fell in line with developments in EBIT, from EUR 6.5m in the first quarter of 2003 to EUR 5.5m in the reporting period. Consolidated net profit decreased from EUR 4.2m to EUR 3.5m.

Group assets, finances and earnings

Developments in Group assets, finances and earnings during the first quarter of 2004 were affected by production reductions up to mid-February 2004 and the rapid increase in output that followed. From mid-February, the lower production levels of the first one and a half months were compensated for and the rise in order intake accounted for.

Despite the increase in revenue net working capital fell by EUR 3.4m, or 4.2 percent, to EUR 78.5m in comparison to the end of the same prior-year period. Investment in property, plant and equipment was EUR 1.9m in the first quarter of 2004 and was made up mostly of investments made as part of the Location Optimization Program. Capital employed was at EUR 166.8m from EUR 165.2m at the end of the same period in the previous year in spite of an 8 percent increase in revenue.

Operative cash flows in the reporting period were at EUR –2.3m from EUR 5.8m in the same period of the year before. This mainly resulted from increases in net working capital since the end of 2003. Free cash flow was at EUR –4.8m from EUR 4.1m in the same period a year ago due to cash investments.

Net financial debt decreased from EUR 49.5m as of 31 March 2003 to EUR 38.7m at the end of the reporting period. Thus, the gearing ratio was at 28.7 percent from 39.4 percent at the end of the same prior-year period (25.0 percent at the end of 2003). The equity ratio was raised from 45.7 percent as of 31 March 2003 to 46.4 percent and illustrates the Group's good financial basis for future growth.

The Company's divisions

Segmentation according to IFRS was brought in on 1 January 2004, along with the implementation of Global Palfinger Structure. Since then, Palfinger has separated group revenue and EBIT in a primary segmentation with the regions "Europe and the Rest of the World" and "North and South America" and a secondary segmentation with the product groups "Cranes", as well as "Hydraulic Systems and Services". Figures for the year 2003 were re-calculated using this segmentation to ensure comparability.

Europe and Rest of the World

In the first quarter of 2004, there were very positive developments in order intake mainly in Austria, France, Germany, and Great Britain compared with the year before. Spain remains at a high level. Italy, Scandinavia and the Benelux countries showed weakness. Positive tendencies were noticeable in the new EU countries, in Asia, Korea and South Africa. Revenue in this segment rose by 5.3 percent from EUR 71.9m in the first quarter of 2003 to EUR 75.8m in the first quarter of 2004. EBIT fell by 10.9 percent in the same period from EUR 6.8m to EUR 6.0m.

North and South America
An economic recovery is already noticeable in North America. Despite the hard winter, the first quarter was marked by good crane order intake. The new Crayler has been received well and further volume increases are expected. Business in South America was marked by uneven economic developments in different countries. Revenue in this segment was raised by 32.1 percent from EUR 8.0m in the same quarter in the prior year to EUR 10.6m. Even so, EBIT dropped from EUR 0.4m to EUR 0.02m.

Cranes
The effects of the Palfinger Group's ongoing structural projects were felt most strongly in this core business in the first quarter of 2004. In general, markets developed positively; excellent order intake led to longer delivery times for cranes on account of production cuts until mid-February in the course of the introduction of SAP and of a supply bottleneck. Revenue in the secondary segment Cranes rose slightly by 0.9 percent from EUR 59.3m to EUR 59.8m compared with the year before. Profit from operations dropped by 15.0 percent from EUR 8.1m to EUR 6.9m.

Hydraulic Systems and Services
The upward trend in product sales was also reflected in the Hydraulic Systems and Services segment. The segment's revenue was increased by 28.4 percent from EUR 20.7m to EUR 26.6m. EBIT improved from EUR –0.9m by 7.3 percent to EUR –0.8m.

Outlook
Developments in the month of March already indicated that the temporary reduction in production will be compensated for by the middle of the year due to continued good order intake.

Further increases in production at Guima, the focused expansion of service activities and further cost reductions resulting from the completion of the Location Optimization Program will all still affect 2004 positively. Management expects an increase in earnings for the entire year depending on economic conditions.

Contact:

Hannes Roither, PALFINGER AG
Public & Investor Relations
Tel: +43 (0)662 4684 2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel.: +43-662-46 84-2275
a.graf@palfinger.com
http://www.palfinger.com

Press Releases

PALFINGER AG continues its growth strategy during first three quarters of 2004

- Revenue reaches record high
- EBIT increased by 38.5 percent
- Return to double-digit EBIT margin

EUR '000	Q1-3 2004	Change in %	Q1-3 2003
Revenue	293.000	+ 18.7%	246.780
EBITDA	38.114	+ 28.6%	29.643
Profit from operations (EBIT)	29.470	+ 38.5%	21.273
Profit before tax	28.850	+ 44.4%	19.976
Consolidated net profit	18.644	+ 42.7%	13.066

Overall positive development at PALFINGER prevails during the first three quarters. Capacity utilization at the individual plants has been increased and remains at a high level.

During the first three quarters, revenue reached a record high in the company's history and rose to EUR 293.0m from EUR 246.8m – an 18.7 percent increase in comparison to the previous year period marked by high order intake in nearly all product divisions. EBIT was increased by 38.5 percent from EUR 21.3m to EUR 29.5m and is already clearly above the total of 2003 at the end of this year's third quarter. The Group's EBIT margin is at 10.1 percent after 8.6 percent in the first three quarters of the previous year.

The third quarter was marked by exceptionally strong growth. With revenue growth of 28.1 percent during these three months, EBIT more than doubled compared to the corresponding period in the previous year. Besides growth of the Cranes segment in line with this development, the performance of the Hydraulic Systems and Services segment was significantly improved. The positive development of the Guima PALFINGER subsidiary of the Palift Product Division contributed to this trend. As a result of the weak dollar, revenue growth in North America was modified compared to the previous year.

The delivery situation has improved after material supply bottlenecks as a result of increases in production in the second quarter. Price increases in material costs as a result of additional demand not covered by annual contracts were partially passed on to customers through increased market prices.

Profit before tax increased by 44.4 percent and reached EUR 28.9m after EUR 20.0m in the previous year period. Consolidated net profit rose from EUR 13.1m to EUR 18.6m.

Group assets, finances and earnings

In line with increases in revenue and production in the reporting period, active working capital rose to EUR 174.1m. At the same time, however, passive working capital increased to EUR 91.4m, therefore net working capital only amounts to EUR 82.7m (9/03: EUR 82.0m; 12/03: EUR 76.5m) despite a revenue increase of 18.7 percent compared to the first three quarters of 2003. Non-current assets (property, plant and equipment; other intangible assets and investments) at EUR 91.3m remained at nearly the same level compared to the end of 2003 (EUR 88.1m). Investment in property, plant and equipment was at EUR 8.3m and mostly comprised investments made as part of the Location Optimization Program (concentration of cylinder production in Bulgaria). Thus capital employed in relation to revenue continued to develop very favorably at EUR 174.1m (9/03: EUR 169.0m; 12/03: EUR 164.7m).

Outlook

Based on the outstanding performance in the third quarter and high order levels, management expects a further increase in fourth quarter results. Compared to 2003, a significant growth in earnings and revenue is expected for the 2004 business year.

Contact:

Hannes Roither
PALFINGER AG
Company spokesman
Phone +43 662 46 84-2260
h.roither@palfinger.com

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Press Releases

PALFINGER takes over German market leader in truck-mounted aerial work platforms

- 100 percent acquisition of BISON stematec
- Access product division is strengthened
- Significant synergies in purchasing and distribution
- BISON brand to remain


BISON
SHK

Subject to regulatory approval by the Austrian antitrust authority, PALFINGER AG, listed on the Vienna Stock Exchange is going to acquire BISON stematec, German market leader in truck-mounted aerial work platforms. BISON stematec with headquarters in Löbau, Saxony, is the leading developer and producer of truck-mounted aerial work platforms in various sizes. The majority of users of this equipment include energy utilities, telecommunications companies and infrastructure providers such as municipalities and road management authorities. With a staff of about 130, BISON stematec generates annual sales of about EUR 13 million. According to PALFINGER CEO Wolfgang Anzengruber, the aim of the acquisition is to "quickly become European market leader in truck-mounted aerial work platforms sector."

The acquisition of BISON stematec is part of PALFINGER's growth strategy, based on diversification and internationalization. About 12 months ago, PALFINGER had introduced to the market its own ACCESS truck-mounted aerial work platforms. The market for truck-mounted aerial work platforms is considered attractive and high potential, and is currently characterized by numerous small manufacturers producing low numbers of units and a large variety of models. The market is about to enter a consolidation process in which the PALFINGER Group will be a vital player.



PALFINGER management expects speedy integration of the company into the Group: "The Löbau location is going to become the competence center for truck-mounted aerial work platforms in the PALFINGER Group. We are going to reap synergies in materials purchasing and distribution," explains Herbert Ortner, PALFINGER executive in charge of the transaction. "Our corporate group is a network with seven assembly locations in five European countries. Germany is one of our most important markets. We are going to secure and create further jobs in Saxony on a sustained basis."

BISON stematec will operate as the independent unit BISON PALFINGER GmbH of the PALFINGER Group, subsidiary to PALFINGER Europe GmbH in the secondary segment "Hydraulic Systems and Services". However, the potentials offered by the international PALFINGER dealer and service network are going to be fully utilized. The core competence of BISON as high-end-assembly location is going to remain in Löbau in the long term. Production flexibility of the entire Group is enhanced through capacity potentials of BISON situated in the border region adjoining Poland and the Czech Republic. In addition, Saxony is ranking among the top German states and came in as clear winner of the Dynamics ranking. Saxony is among the five German states with the highest economic growth in all areas without exception (prosperity, labor market, location, structure, corporate performance).

The European truck-mounted aerial work platform market is estimated at a volume of about EUR 300 million. All forecasts predict annual market growth of about 3 percent in the years to come. The largest markets for truck-mounted aerial work platforms are France, Germany, Great Britain, Italy and Spain. The trend is towards a customer structure dominated by equipment rental companies, meaning that increasingly fewer of users are also going to be owners of the equipment.

PALFINGER has a Europe-wide dealer and service network. PALFINGER CEO Herbert Ortner elaborates on some of the advantages of integration. "We are going to reap vital synergies from bundling purchasing, utilizing common production capacities, utilizing and developing joint distribution structures and taking advantage of our Europe-wide service business."

BISON is going to continue as a brand. Harald Hauser, previously head of purchasing at PALFINGER, is to become managing director, Heinrich Gollegger is to be appointed head of global product management.



According to Wolfgang Anzengruber, CEO of the PALFINGER Group, the strategic aim of the acquisition is to "become, in the medium term, European market leader in truck-mounted aerial work platforms. With BISON we have created the conditions necessary for this development."

> BISON

For further information:

Hannes Roither
PALFINGER AG Company spokesman
Phone +43 662 46 84-2260
h.roither@palfinger.com
www.palfinger.com

Harald J. Böhaker
PALFINGER AG
Head of Marketing & Market Communication
+43(0)662 4684 2327
h.boehaker@palfinger.com